EXHIBIT 99. 3
Cameco Corporation
2005 Management’s Discussion and Analysis

Exhibit 99.3
Nuclear energy provides 50% of Ontario’s total electricity.
How to use this MD&A This management’s discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco’s business activities and reflects events known to management to March 17, 2006. The MD&A is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles (GAAP), (collectively our financial statements). As required by securities authorities, a reconciliation of our Canadian GAAP financial statements to US GAAP is included in note 25 to the consolidated financial statements. You are encouraged to review our financial statements in conjunction with your review of this MD&A. Additional information relating to the company, including our annual information form, is available on SEDAR at sedar.com. For information on Cameco’s uranium and gold reserves and resources, see Cameco’s annual information form or annual report under “Reserves and Resources.” All dollar amounts are in Canadian dollars, unless otherwise specified. The financial information in this MD&A has been prepared in accordance with Canadian GAAP, unless otherwise indicated. All sensitivities in this MD&A noted for 2006 reflect the potential impact for the full year.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A.
The following is a summary of the key sections of this MD&A.

Overview	2
Cameco’s Businesses	2

Growth Strategy	3

Trends in the Nuclear Power Industry	4

Uranium Business	7

Fuel Services Business	18

Nuclear Electricity Generation Business	23

Gold	26

2005 Fourth Quarter Consolidated Results	28

2004–2005 Quarterly Consolidated Financial Highlights	28

2005 Consolidated Results	29

Consolidated Outlook for 2006	31

Liquidity and Capital Resources	32

2003–2005 Consolidated Financial Highlights	34

Outstanding Share Data	35

Risks and Risk Management	35

Disclosure Controls and Procedures	46

Critical Accounting Estimates	46

Caution Regarding Forward-Looking Information	47

Additional Information	47

M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

Overview
VISION
Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
MISSION
Our mission is to bring the multiple benefits of nuclear energy to the world. We are a global supplier of uranium fuel and a growing supplier of clean electricity. We deliver superior shareholder value by combining our extraordinary assets, exceptional employee expertise and unique industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.
The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
VALUES
SAFETY AND ENVIRONMENT
The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
PEOPLE
We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest we achieve the strong relationships we seek.
INTEGRITY
Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
EXCELLENCE
We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

Customer Countries

> Argentina	> France	> Sweden
> Belgium	> Germany	> Taiwan
> Canada	> Japan	> United Kingdom
> Czech Republic	> South Korea	> United States
> Finland	> Spain
Cameco’s Businesses
Cameco is involved in four business segments:
•	uranium,

•	fuel services,

•	nuclear electricity generation, and

•	gold.
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated about 16% of the world’s electricity.
NUCLEAR FUEL
The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, and ore is extracted and processed at a mill to produce uranium concentrates. Mining companies sell uranium concentrates to nuclear electricity generating companies around the world on the basis of the U 3 O 8 contained in the concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
URANIUM
Cameco is the world’s largest uranium producer, accounting for 20% of the world’s production in 2005 and backed by more than 525 million pounds of proven and probable reserves of uranium. We have controlling ownership of the world’s largest high-grade uranium reserves and low-cost operations located in northern Saskatchewan. Cameco operates four mines in Canada and the United States, and has two mines under development in Canada and Central Asia.
FUEL SERVICES
The company is an integrated uranium fuel supplier with refining facilities at Blind River and fuel services facilities (conversion and fuel fabrication) at Port Hope, both located in Ontario, Canada.
The Blind River facility refines uranium concentrates into uranium trioxide (UO3), an intermediate product in the uranium conversion process. Our Port Hope conversion services plants chemically change the form of the UO3 to either uranium hexafluoride (UF6) or uranium dioxide (UO2). Port Hope has the licensed capacity to produce almost 20% of the world’s annual requirements of UF6 used in making fuel for light water reactors. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion
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services from Springfields Fuels Ltd. (Springfields) in Lancashire, United Kingdom. Under the 10-year agreement, Springfields will annually convert a base quantity of 5 million kgU as UO3 to UF6 for Cameco. This arrangement increases our UF6 conversion capacity by 40%. In addition, Port Hope is the world’s only commercial producer of natural UO2, the fuel used by all Canadian-designed Candu reactors.
During early 2006, Cameco became a nuclear fuel manufacturer by acquiring Zircatec Precision Industries, Inc. (Zircatec) in Port Hope. This company manufactures fuel bundles for use in Candu reactors. With this acquisition, Cameco now covers all stages of the Candu nuclear fuel cycle.
NUCLEAR ELECTRICITY GENERATION
Cameco generates clean electricity through its 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates the four Bruce B nuclear reactors and manages the overall site located in southern Ontario. Cameco is the fuel procurement manager for uranium, conversion services and fuel fabrication for Bruce Power’s four B nuclear reactors. For the Bruce A reactors, Cameco is the fuel procurement manager for conversion services and fuel fabrication. In 2005, through the Bruce Power restructuring, Cameco no longer holds a 31.6% ownership in the four A reactors. Bruce Power’s four B reactors have a combined net generation capacity of about 3,200 megawatts (MW), supplying about 17% of Ontario’s electricity.
GOLD
Cameco has a 52.7% interest in Centerra Gold Inc.(Centerra), which began trading on the Toronto Stock Exchange in June 2004. Cameco transferred substantially all its gold assets to Centerra as part of the strategy to unlock the value of those assets. Centerra is a growth-orientated Canadian-based gold producer focused on acquiring, exploring and developing gold properties in Central Asia, the former Soviet Union and other emerging markets. Centerra operates two gold mines, located in the Kyrgyz Republic and Mongolia.
  Growth Strategy
Cameco’s goal is to be a dominant nuclear energy company –the supplier, partner, investment and employer of choice in the nuclear industry. Cameco will achieve this goal through four main strategies to:
•	maintain our competitive advantage in uranium and conversion,

•	maximize growth in uranium markets,

•	continue vertical integration, and

•	promote growth in the nuclear energy industry.
Our specific strategies in the uranium and fuel services businesses — the company’s core businesses – are discussed under the sections “Uranium Strategies” and “Fuel Services Strategies” respectively, in this MD&A.
In pursuing further integration in nuclear fuel supply and expansion in nuclear power generation, our goals are to:
•	add significantly to shareholder value, through new opportunities within the nuclear fuel cycle,

•	secure projects that have an attractive rate of return and provide a basis for long-term profitability,

•	provide fuel supply, engage Cameco’s operational and management expertise, and achieve synergies in fuel supply logistics and market position,

•	capture the value added to uranium in each step of the fuel cycle, including its enormous energy value in the final generation of electricity,

•	strengthen Cameco’s foundation for further expansion in the nuclear fuel cycle, and

•	ensure each investment has a prudent risk/reward ratio.

The key strategies are to:

•	maximize choice by considering acquisition and investment opportunities in all aspects of the nuclear fuel cycle,

•	seek opportunities to facilitate change in the nuclear industry by supporting or leading the development, assessment, or licensing of new technology,

•	guide and encourage Bruce Power’s growth strategy,

•	pursue partnering opportunities throughout the nuclear fuel cycle by leveraging fuel-supply relationships, and by enhancing relationships with industry leaders in nuclear technology,

•	seek active ownership by structuring each investment to allow management participation and, where possible, operational involvement, and

•	seek to maximize nuclear power’s contribution to global energy supply through two major strategies to:
-	promote industry initiatives to position nuclear power as a major part of the solution in addressing clean air and climate change by providing leadership and resources to key industry associations and by developing government relationships, and

-	diversify into related technologies that support nuclear energy development.
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

  Trends in the Nuclear Power Industry
A number of evolving trends in the nuclear power industry have the potential to affect Cameco’s uranium and fuel services businesses.
REACTORS – OPERATING, PLANNED AND UNDER CONSTRUCTION
There are 440 reactors operating worldwide, and a total of 82 new reactors that are under construction or planned for completion within the next 10 years (as of January 2006). This more than offsets 16 anticipated closures for a net increase of 66 reactors during the period. Given that new reactors tend to have higher capacities than older units, this represents 19% growth in nuclear generating capacity.
Highlights include:
•	57 reactors are scheduled to be built in Asia, as energy demand is driven by rapid economic expansion. More than half of this growth will occur in China and India with plans to build 18 and 15 reactors respectively,
•	in Russia, Ukraine and several other eastern European countries, it is anticipated that nine reactors will be built, offset by two closures in Bulgaria as a result of their accession to the European Union, for a net gain of seven reactors,

•	Finland is building a new European Pressurized Water Reactor (EPR). Upon completion, the country will have five nuclear reactors. France has also announced the construction of the new EPR beginning in 2007, and

•	in Canada, Bruce Power has committed to restart the two shutdown A units. The Province of New Brunswick will proceed with refurbishing the Point Lepreau reactor, a 680 MW Candu. The refurbishment is expected to extend the life of the unit by 25 years.
REACTORS – PENDING
A number of non-nuclear countries including Belarus,Italy,Indonesia,Poland,Turkey and Vietnam are considering nuclear programs. Additionally, South Africa is developing a new type of reactor, called the Pebble Bed reactor that, if successful, will be smaller and targeted at regions requiring electricity, but lacking critical distribution and transmission capability.
PLANT PERFORMANCE
CAPACITY FACTORS1
More electricity is being generated from existing reactors through life extensions, reactor upgrades and improved performance. World capacity factors averaged approximately 79% in 2005, about the same as 2004. The US nuclear industry generated an estimated 783 billion kWh of electricity in 2005, slightly down from the 2004 record of 789 billion kWh. The average net capacity factor for the US was 89.7% in 2005, just short of 2004’s record of 90.5%. A 1% improvement in world capacity factors equates to additional demand for about 1.5 million pounds of uranium concentrates and approximately 0.6 million kgU of conversion services.
SAFETY
There were no significant nuclear safety incidents during 2005 and the industry continues to be one of the safest forms of electricity production.
OPERATING COSTS
In 2004, the latest year for which data is available, the direct costs of US nuclear electricity production was the lowest for baseload (non-hydro) electricity production for the fifth consecutive year. US production costs were 1.68 cents per kWh for nuclear, 1.92 cents for coal, 5.39 cents for oil and 5.87 cents for natural gas.
CAPITAL COST
Recognizing the need to continue to be economically competitive with other baseload generation alternatives, the industry is targeting reduced capital costs for new nuclear plant construction.
NUCLEAR ACCEPTANCE
POSITIVE TRENDS
North America
Support for nuclear power in North America is gaining wider acceptance. In the US, a poll conducted by the Nuclear Energy Institute in 2005, showed that 70% of Americans favoured the use of nuclear power. In another poll, 83% of residents living within 16 kilometres of an operating nuclear power plant favoured nuclear energy and 76% were willing to see another reactor built on an existing site near them.
1 Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

World Nuclear Reactors

Cameco estimate
		2015
						Nuclear
	Operating			Total	GWe	Electricity
	2006	New	Shutdown	Operating	Change	2004* (%)
Argentina	2	1	0	3	0.7	8
Brazil	2	1	0	3	1.4	3
Canada	18	2	0	20	1.7	15
Mexico	2	0	0	2	0	5
US	103	4	0	107	4.7	20
Americas	127	8	0	135	8.5	–
China	9	18	0	27	17.4	2
India	15	15	0	30	9.0	3
Iran	0	2	0	2	2.0	0
Japan	54	10	1	63	13.3	29
Korea	20	8	0	28	9.6	38
Pakistan	2	2	0	4	0.6	2
Taiwan	6	2	0	8	2.7	21
Asia	106	57	1	162	54.6	–
Belgium	7	0	0	7	0	55
Czech Republic	6	0	0	6	0	31
Finland	4	1	0	5	1.6	27
France	59	1	1	59	1.4	78
Germany	17	0	0	17	0	32
Hungary	4	0	0	4	0	34
Lithuania	1	0	1	0	(1.3)	72
The Netherlands	1	0	0	1	0	4
Romania	1	2	0	3	1.4	10
Slovakia	6	2	2	6	0	55
Slovenia	1	0	0	1	0	38
Spain	9	0	1	8	(0.2)	23
Sweden	10	0	0	10	0	52
Switzerland	5	0	0	5	0	40
UK	23	0	8	15	(2.5)	19
Europe	154	6	13	147	0.4	–
Russia	31	6	0	37	5.8	16
Armenia	1	0	0	1	0	39
Bulgaria	4	2	2	4	1.1	42
Ukraine	15	1	0	16	1.0	51
Russia and Eastern Europe	51	9	2	58	7.9	–
South Africa	2	2	0	4	0.3	7
Total	440	82	16	506	71.7	16

* Source: World Nuclear Association
In Canada, a November 2005 poll showed that support for nuclear power in Ontario had increased to 62% from 48% in February 2005, returning to support levels experienced in previous years. Similarly, support for refurbishing reactors in Ontario was 72%, up from 68%.
US President George Bush signed into law the first national energy policy in more than 10 years. The policy contains provisions that encourage investment in new nuclear reactor construction. Companies constructing new plants will receive financial protection for delays beyond their control for the first six new reactors and a limited production tax credit for the first eight years of operation for the first 6,000 MW of new capacity. Additionally, loan guarantees up to 80% of the project cost are available for non-emitting technologies, including nuclear power plants.
In the US, 10 entities are proceeding with applications for either early site permits (ESP) or a combined construction and operating licence (COL) for a potential new nuclear power plant. Three ESP applications are currently under review by the US Nuclear Regulatory Commission, one is being developed and six others have indicated
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

they will go straight to a COL. Several potential sites and reactor types have been identified with the potential for several new reactors to be ordered in the next several years with completion as early as 2014 or 2015.
Licence extensions continue, with a total of 39 US reactors granted 20-year licence extensions, and another 39 reactor operators having applied for or indicating applications are pending for life extensions. This covers more than 75% of the 103 US reactors.
Europe
Reliability of natural gas supply is a critical issue for European consumers. As a result of a dispute over Russian gas supplies to the Ukraine, Europeans are questioning their increasing reliance on Russian gas and are reconsidering nuclear power to diversify energy sources.
The Netherlands has reversed its policy of closing down its only nuclear reactor by 2013 and has granted a 20-year life extension allowing the unit to operate for a total of 60 years until 2033.
The United Kingdom has granted 10-year life extensions to two of its units, allowing operations until 2018. Licence extensions for other units are being pursued. In addition, the prime minister of the UK recently acknowledged that new nuclear construction must be considered in the UK’s plans to reduce greenhouse gas emissions and maintain energy diversity.
Several countries including Germany and Sweden are debating the wisdom of their nuclear phase-out policies.
India
The US has announced plans to end nuclear sanctions on India, which would enable the country to buy nuclear fuel as well as civilian reactor technology from the US and possibly other nations. In return, India would have to separate its civilian and military nuclear programs and place its civilian nuclear facilities under the supervision of the International Atomic Energy Agency. The removal of the sanctions could provide an additional market for nuclear fuel suppliers, equivalent to about 9 million pounds U3O8 per year by 2020. India currently supplies its 1.2 million pound annual requirements from its domestic uranium mines.
NEGATIVE TRENDS
A number of European countries such as Sweden, Germany and Spain, still have official nuclear power phase-out policies and it remains a political issue in many other countries. Nuclear has been recognized as a non-emitting technology in US energy legislation, but the US does not have greenhouse emission credits or carbon taxes. Other countries have resisted recognizing nuclear power as a non-emitting technology entitled to emission credits.
The first few new nuclear plants may face significant business risks including “first-of-a-kind” costs, construction delays, and political, regulatory and licensing risk.
Although progress is being made in several countries on the management of radioactive waste from the nuclear fuel cycle, it remains a controversial issue. There remains strong opposition to nuclear power among certain members of the environmental community. In the past year, however, a number of prominent environmentalists have strongly endorsed renewed nuclear power plant construction.
SUMMARY OF TRENDS
The nuclear industry is experiencing stable growth through capacity factor improvements, refurbishments, life extensions and, in Asia, aggressive new-build programs. It is difficult to determine which factors will dominate the outlook for nuclear energy in the long term. However, the demand for nuclear power has the potential to grow even more significantly as increasing electricity demand, the need for non-emitting, affordable baseload energy and desires for energy security begin to take hold globally.
Overall, these indicators are expected to support a stable demand trend for uranium and conversion services in the next 10 years with the potential for accelerated growth if nuclear energy continues to gain broader acceptance worldwide.
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

Uranium Business

LOST without U

Project geologist Trevor Perkins examines core samples at McArthur River where exploration continues.

WORLDWIDE URANIUM SUPPLY AND DEMAND
The uranium market supply and demand fundamentals remained strong in 2005, indicating a need for more primary mine production over the coming decade. During the past 20 years, uranium consumption has exceeded mine production by a wide margin, with the difference being made up by secondary supply sources such as various types of inventory and recycled products. While there are still inventories, they are considerably reduced and in many cases might be classified as strategic rather than excess and, therefore, are not available to be used or sold.
URANIUM DEMAND
Current nuclear power trends are generally positive. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will result in more or less favourable conditions for the nuclear industry. New plant construction, improved reactor operations, updates and the extension of reactor lives make it highly likely that, at a minimum, the current demand for uranium will continue for several decades.
World uranium consumption totalled about 175 million pounds in 2005. Cameco estimates that annual world uranium consumption will reach 217 million pounds in 2015 reflecting an annual growth rate of about 2%. In 2006, world demand is expected to increase to about 176 million pounds.
Growth in demand could be tempered somewhat as uranium price increases encourage utilities to order more enrichment services. Uranium demand is affected by the
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

enrichment process, which is one of the steps in making most nuclear fuel. Utilities choose the amount of uranium and enrichment services they will use depending on the price of each. In essence, utilities may substitute enrichment for uranium, thereby decreasing the demand for uranium and increasing the demand for enrichment. For example, when uranium prices rise, utilities tend to use more enrichment assuming enrichment prices remain constant. Of course, if enrichment prices increased, utilities would likely use less enrichment and more uranium. The tails assay (percentage of uranium left after processing) is an indication of the mix of uranium and enrichment used. The lower the tails assay, the less uranium being used.
For example, if world utilities choose to decrease tails assay by 0.01%, this would decrease annual uranium requirements by 2% or about 4 million pounds of uranium per year and increase the demand for enrichment services by 2%. The decrease in uranium consumption to 175 million pounds in 2005 was due primarily to lower tails assay, offset somewhat by new reactors coming online. It is important to note that there is a limit to the enrichment capacity that is currently available. In addition, enrichment contracts generally limit the ability to substitute enrichment for uranium.
In 2005, four reactors were connected to the electricity grid, two in Japan, one in India, and a refurbished reactor restarted in Canada. Three of these units entered commercial operation in 2005, and the other is expected to enter commercial operation in the first quarter of 2006. There were two reactor closures in 2005, both as a result of nuclear phase-outs, one in Germany and one in Sweden. The net result was a 2,570 MW increase in nuclear capacity.
URANIUM SUPPLY
World uranium supply comes from primary mine production and a number of secondary sources.
Mine Production
World production in 2005 was estimated at about 108 million pounds U3O8, up 3% from 105 million pounds in 2004, largely as a result of incremental increases in production at existing mines. World production is expected to increase to 110 million pounds in 2006.
It is expected that with higher uranium prices, new mines will startup, but the lead-time before they enter commercial production may be lengthy depending on the region. As a result, primary supply cannot significantly increase in the near-term. The level of increase in primary mine production is dependent on a number of factors, including:
•	the strength of uranium prices,

•	the efficiency of regulatory regimes in various regions,

•	currency exchange rates in producer countries compared to the US dollar, and

•	prices for other mineral commodities produced in association with uranium (i.e. by product or co-product producers).
Secondary Sources
Secondary sources of supply consist of surplus US and Russian military materials, excess commercial inventory and recycled products. Recycled products include reprocessed uranium, mixed oxide fuel and re-enriched tails material. Some utilities use reprocessed uranium and mixed oxide fuel from used reactor fuel. In recent years, another source of supply has been re-enriched depleted uranium tails generated using excess enrichment capacity. We estimate that these recycled products will account for about 10% of world requirements over the next 10 years. With the exception of recycled material, secondary supplies are finite. Currently, most recycled products are a high-cost fuel alternative and are used by utilities in only a few countries.
One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1993 HEU agreement between the US and Russia to reduce the number of nuclear weapons,
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additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium (LEU) capable of being used in western world nuclear power plants. Uranium derived from Russian HEU could meet 10% of world demand over the next 10 years based on the current Russian HEU commercial agreement. In parallel, the US has made some of its military inventories available to the market, albeit in quantities much smaller than those derived from the Russian HEU agreement.
Historically, the other large source of secondary supply has been the use of excess inventories. Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a buildup of large inventories, both in the commercial and government sectors.
Over the past 20 years, uranium mine production has been less than annual requirements by a wide margin and the company believes that most of these excess inventories have been consumed. In fact, in 2005 there was evidence of this trend starting to reverse, with some utilities purchasing uranium to build strategic inventories.
With 2005 uranium production about 60% of uranium requirements, secondary supplies — such as recycling and blended down HEU — continue to bridge the gap between production and requirements and this is expected to continue in the near future.
URANIUM MARKETS
Utilities secure most of their uranium requirements (80% to 90% in recent years) by entering into long-term contracts with uranium suppliers. These contracts usually provide for deliveries to begin up to four years after contracts are finalized. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer’s record of performance and uranium reserves.
There are a number of pricing formulas, including fixed prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the amount ultimately paid.
Utilities acquire the remainder of their uranium requirements through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders and investors or hedge funds are active in the market and generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.
URANIUM SPOT MARKET
The industry average spot price (TradeTech and Ux) on December 31, 2005 was $36.38 (US) per pound U3O8, up 77% from $20.60 (US) at the end of 2004. Spot market volume totalled approximately 35 million pounds in 2005, compared to about 20 million pounds for 2004.
Discretionary purchases, or purchases not for immediate consumption, accounted for about two-thirds of the 2005 spot volume — with about 25% of total purchases attributable to investment and hedge funds. The large gap between spot and long-term prices early in 2005 resulted in a number of buyers building inventory through discretionary spot purchases. The increase in 2005 spot market volumes is largely attributable to these discretionary purchases.
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LONG-TERM URANIUM MARKET
Long-term contracting in 2005 is estimated to have been in excess of 240 million pounds U3O8, more than two and a half times the 90 million pounds contracted in 2004. Contracts written in 2005 were generally for much longer durations than in the recent past — up to 10 years in comparison to three-to-five years, resulting in higher volumes of U3O8 under contract.
The industry average long-term price (TradeTech and Ux) on December 31, 2005 was $36.13 (US) per pound U3O8, up 45% from $25.00 (US) at the end of 2004.
We expect long-term contracting activity in 2006 will remain quite strong as utilities attempt to mitigate the risk of potential future supply shortfalls by securing long-term contracts with reliable primary suppliers. Currently we estimate that more than 150 million pounds will be contracted in the long-term market in 2006.
URANIUM BUSINESS – KEY PERFORMANCE DRIVERS
The major factors that drive Cameco’s uranium business results are:
•	prices – spot and long-term,

•	volume – sales, production and purchases,

•	costs – production and purchases, and

•	the relationship between the US and Canadian dollars.
PRICES – SPOT/LONG-TERM
Background
While Cameco generally does not sell uranium in the spot market, about 60% of the company’s uranium under its long-term contracts is sold at prices that reference the spot market price near the time of delivery. The remaining 40% is sold at fixed prices escalated by an inflation index.
Uranium Market Review

Year-end prices
($US/lb U3O8)
Market*	2005	2004	% change
Spot uranium	36.38	20.60	77
Long-term uranium	36.13	25.00	45

*	TradeTech and Ux average.
Uranium market price indicators are quoted by the industry in US dollars per pound U3O8.
Uranium contract terms generally reflect market conditions at the time the contract is negotiated. After a contract negotiation is completed, deliveries under that contract typically do not begin for up to four years. As a result, many of the contracts in our current portfolio, particularly those signed prior to 2005, reflect market conditions when uranium prices were significantly lower. For example, 2003 was the first year that the spot price averaged over $11.00 (US) since the 1995-1997 period. Before that they were much lower, and only exceeded $11.00 (US) on a sustained basis in 1988 and earlier. To the extent contracts have fixed or low ceiling prices, they will yield prices lower than current market prices.
As a result, Cameco’s average realized price for uranium sales was $15.45 (US) per pound of uranium compared to an average spot price of $28.67 (US) and average long-term price of $30.66 (US). In 2005, the benefit of improved spot prices was also partially offset by a less favourable foreign exchange rate. Our average realized selling price rose by 20% in US dollars but only 12% in Canadian dollars over 2004.
As in previous years, we are continually in the market signing new contracts with deliveries beginning one to four years in the future. Generally, Cameco continues to maintain the target portfolio mix of 40% fixed prices (escalated by inflation) and 60% market-related prices, and recently, is obtaining floor prices that escalate over time. In the current market environment of rapidly increasing uranium prices, this strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while maintaining sensitivity to future price movements.
Uranium Price Sensitivity 2006
For deliveries in 2006, a $1.00 (US) per pound change in the uranium spot price from $33.00 (US) per pound would change revenue by about $4 million (Cdn) and net earnings by $2 million (Cdn). This sensitivity, which accounts for our currency hedge program
M A N A G E M E N T ’ S  D I S C U S S I O N  &  A N A L Y S I S

(discussed in this MD&A under “Foreign Exchange”), is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn).
Uranium Price Sensitivity Analysis 2006 to 2008
The table below shows an indicative range of average prices that Cameco would expect to realize under the current sales portfolio. The prices shown in the table are intended to show how various market price scenarios may impact Cameco’s uranium revenue. This analysis makes a number of assumptions that are included as table footnotes.
As shown in the $35.00 (US) spot price scenario, Cameco would expect to realize an average price of $28.25 (US), or about 81% of the spot price, by 2008 if prices remain at or close to $35.00 (US). If spot prices rose to $45.00 (US), Cameco would expect to realize an average price of $32.75 (US), or about 73% of the spot price, by 2008. On the other hand, if prices fell to $25.00 (US), Cameco would expect to realize an average price of $23.50 (US), or about 94% of the spot price, by 2008.
Cameco’s Expected Average Realized Uranium Price
(In brackets, expressed as a % of spot price)
Current $US/lb U3O8

Spot Price	2006		2007		2008
$25	$18.25	(73%)	$19.75	(79%)	$23.50	(94%)
$35	$19.25	(55%)	$22.75	(65%)	$28.25	(81%)
$45	$20.50	(46%)	$25.75	(57%)	$32.75	(73%)
Key Assumptions:
•	2006 uranium sales volumes of about 35 million pounds U3O8 and similar sales volumes for 2007 and 2008,

•	sales volume estimates assume no interruption in the company’s supply from its own production or from third parties,

•	2006 sales volumes are fully committed, 2007 sales volumes are almost all committed and 2008 is less committed,

•	all uncommitted volumes are assumed to be delivered at the prevailing spot price,

•	the long-term price in a given year is assumed to be equal to the average spot price for that year,

•	all other price indicators are assumed to trend toward the spot price, and

•	the annual inflation rate is equal to 2.5%.
Uranium Production
Cameco’s share of production
(million lbs U3O8)

	2006	2005	2004
	Planned	Actual	Actual
McArthur River/Key Lake	13.1	13.1	13.1
Rabbit Lake	5.9	6.0	5.4
Smith Ranch-Highland	1.6	1.3	1.2
Crow Butte	0.8	0.8	0.8
Total	21.4	21.2	20.5
VOLUME – SALES, PRODUCTION AND PURCHASES
Sales Volume
In 2005, Cameco sold 34.2 million pounds of uranium, representing a 6% increase from 2004 sales of 32.3 million pounds. The higher sales volumes were in response to strong market demand. Cameco’s uranium sales volumes are expected to total more than 35 million pounds in 2006 with similar levels for 2007 and 2008.
Cameco sells more uranium than it produces from its mines and meets its contractual delivery commitments through a combination of mine production, long-term purchase arrangements, spot purchases and inventory.
Uranium Operations
McArthur River/Key Lake
Production at McArthur River/Key Lake reached the licensed annual production capacity limit of 18.7 million pounds in 2005, identical to 2004 levels. Cameco’s share was 70% or 13.1 million pounds.
The collective agreement for unionized employees at the McArthur River and Key Lake operations expired on December 31, 2005. Cameco has entered into negotiations with representatives of the United Steelworkers of America.
We have applied for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds U3O8 per year from the current 18.7 million pounds. The Canadian Nuclear Safety Commission (CNSC) is considering the appropriate process to complete its review of the potential impacts associated with this proposed expansion. Once the process is determined, we will be in a better position to estimate the time required for a decision. If approval is received, we expect it will take about two years to ramp-up production to a sustained planned production rate of approximately 21 million pounds per year. This production rate may change as we gain experience in ramping up production at this operation.
Production at McArthur River/Key Lake in 2006 is expected to remain at the same level as 2005. Production would increase modestly if the CNSC approves the capacity increases at these facilities in 2006.
M A N A G E M E N T ’ S  D I S C U S S I O N  &  A N A L Y S I S

Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near McArthur River.
Rabbit Lake
Rabbit Lake produced 6.0 million pounds U3O8 in 2005, an 11% increase from 2004. The additional production resulted from a significant increase in milled tonnage. Rabbit Lake production is expected to decline slightly to 5.9 million pounds U3O8 in 2006.
Work continues on the environmental assessment (EA) to process a little over half of the uranium from Cigar Lake ore at the Rabbit Lake mill beginning in 2009. Guidelines that define the scope of the EA were approved by the province in November 2005 and were approved by the CNSC with minor modifications in December 2005.
Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near Rabbit Lake.
Smith Ranch-Highland and Crow Butte
The Smith Ranch-Highland (Wyoming) and Crow Butte (Nebraska) in situ leach (ISL) mines produced a total of 2.1 million pounds of U3O8 in 2005. Production is expected to increase 14% in 2006 to 2.4 million pounds. We are in the process of increasing production from the Smith Ranch mine over the next several years to help meet the need for new uranium supply.
Uranium Projects
Cigar Lake
Construction began on January 1, 2005 and remains on schedule for completion and commencement of operations in the first half of 2007, subject to regulatory approval and securing skilled tradespeople. Once production begins, there will be a ramp-up period of up to three years before the mine reaches expected full production of 18 million pounds per year. Cameco’s share is 50%.
The capital costs for the Cigar Lake project are currently forecast at $520 million. Our share is 50% or $260 million. The permanent access road was connected to Saskatchewan provincial road 905 in November 2005 and is currently being utilized for material transport. The final grading of the road is planned for 2006. The development of the second shaft is approximately 85% complete and development of the underground workings is approximately 55% complete.
Inkai
The ISL test mine at Inkai in Kazakhstan produced 0.5 million pounds of uranium in 2005 (Cameco’s share is 60%). Approval was received in the third quarter of 2005 to increase the test mine’s capacity to 0.8 million pounds U3O8. Planned production for 2006 is 0.65 million pounds U3O8. Construction to facilitate this increase is expected to be complete in the first quarter of 2006.
The regulatory authorities have approved the EA and design plan for the commercial processing facility to be located in another area at Inkai, called block 1. Initial civil work at the main processing plant and well field drilling has begun. Commercial operation is scheduled for 2007. The costs, net of sales proceeds from Inkai test mine production, are being capitalized until commercial production is achieved. We expect Inkai to ramp-up to full production of 5.2 million pounds U3O8 per year by 2010.
The capitalized cost to bring the new ISL mine to commercial production is estimated at $92 million (US), up about 10% due primarily to inflation. Subject to executing formal amendments, Cameco has agreed in principle to increase its loan to the Joint Venture Inkai from $40 million (US) to a maximum of $100 million (US). We also agreed to reduce our financing fee from an effective 10% interest rate to one based on the three-month London inter bank offered rate (LIBOR) plus 2% (equal to 6.54% using the December 31, 2005 LIBOR rate). The earlier loan amount was based on constructing a smaller plant with an annual production capacity of 2.6 million pounds annually. Repayment of the loan will begin when the mine achieves commercial production. Legal work continues on formalizing these amendments.
Purchase Volumes
Cameco also has purchase commitments for uranium products and services from various sources. Most of these purchase commitments are in the form of UF6. At the end of 2005, these purchase commitments totalled 59 million pounds uranium equivalent from 2006 to 2013. Of this, 54 million pounds are from exercising options under our agreement to purchase uranium from dismantled Russian weapons (the Russian HEU commercial agreement).
Costs
Cameco’s cost of supply is influenced by its mix of produced mine material and uranium purchases.
Production costs at our Saskatchewan uranium mines, our largest source of production, are primarily fixed, with about one-third attributable to labour. The largest variable operating cost is production supplies, followed by maintenance materials.
Uranium mine production costs are driven mostly by the complexity of the operation. Unit costs of production are
M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S

driven primarily by the grade and size of the reserves. McArthur River is the world’s largest, high-grade uranium mine. Its ore grade averages 24% U3O8 which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of ore per day. While Rabbit Lake’s average ore grade of 1% U3O8 is much lower, it compares favourably to other operating mines in the world where ore grades are generally below 0.5%.
ISL extraction methods can make even lower-grade orebodies commercially attractive. Worldwide, ISL mines typically recover uranium from orebodies with an average grade in the range of 0.1% U3O8. Cameco’s cost of supply is influenced only modestly by the two US ISL operations, as the production from the ISL operations accounts for a small percentage of its total primary output. In 2006, US ISL production is expected to account for about 11% of the company’s planned primary output.
Purchased product also affects Cameco’s cost of supply. Most of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices significantly lower than the current published spot and long-term prices. These purchase commitments totalled $661 million (US) at December 31, 2005. Refer to note 21 in the notes to the consolidated financial statements. A significant portion of these purchased pounds will be delivered into existing sales contracts.
Foreign Exchange
The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the conversion services business. For that reason, the effect on both businesses will be discussed in this section.
Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
During 2005, the Canadian dollar strengthened against the US dollar from $1.20 at December 31, 2004 to $1.17 at December 31, 2005.
We attempt to provide some protection against exchange rate fluctuations by planned currency hedging activity designed to smooth volatility. Therefore, our uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.
In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances mark-to-market gains or losses are reported in earnings as they occur.
At December 31, 2005, we had foreign currency contracts of $1,112 million (US) and €32 million that were accounted for using hedge accounting, and foreign currency contracts of $20 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2006	2007	2008	2009
$ millions (US)	467	370	195	100
€ millions	9	11	7	5
These contracts have an average effective exchange rate of $1.25 (Cdn) per $1.00 (US), which reflects the original spot prices at the time contracts were entered into and includes deferred revenue. At December 31, 2005, the mark-to-market value on all foreign exchange contracts was $37 million.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At December 31, 2005, deferred revenue totalled $26 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue (loss)	2006	2007	2008	2009
$ millions (Cdn)	29	3	(6)	–
In 2005, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and conversion sales less outlays denominated in US dollars. For the uranium and conversion services businesses in 2005, the effective exchange rate, after allowing for hedging, was about $1.30 compared to $1.39 in 2004. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For 2006, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $4 million (Cdn).
M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S

URANIUM STRATEGIES
Cameco’s overall objective is to build on and leverage our competitive advantage in uranium. In doing so, we strive to meet three major goals:
•	remain the low-cost producer,

•	protect and expand our market position, and

•	maintain supply flexibility.
There are a number of key strategies the company uses to achieve its goals. We strive to maintain our low-cost position by adding economically attractive reserves and improving our margins. We look to expand our low-cost reserves through acquisition, exploration around existing operations and by identifying geological regions that will provide the next tier of low-cost production.
We improve our margins by optimizing production to yield the highest rate of return, gaining cost efficiencies through quality and business process improvements, and pursuing fundamental productivity gains through technological development.
We seek to protect and grow market position by acquisition, seeking to accelerate production from existing operations, and participating in new uranium opportunities at exploration and development stages.
To maintain our supply flexibility, we are building a geographically diverse production base. This includes accelerating the production at Inkai, bringing Cigar Lake into production, and continuing to pursue a global exploration program. This program identifies the most prospective regions and maximizes options to access and/or control land positions for future business advantage. To ensure we have adequate production, we identify the optimal resource mix (i.e. different types of deposits such as unconformity versus in situ leach), and replace reserves through exploration and acquisition.
Given Cameco’s leadership role in the uranium market, the company wants to successfully maximize uranium market growth. Our goals in this regard are to:
• protect and expand market position,
• optimize price realization over time, and
• improve supply flexibility.
To grow our market position, we build on our customer relationships and expand the range of services available to customers while maintaining the company’s reputation as a reliable supplier. In addition, we maintain participation in secondary supplies including, enhancing our relationship with Russia, influencing the timing of sales of secondary supplies to the market, and using market intelligence to achieve early notice of new supply sources.
A key element for Cameco is our contracting strategy, which is influenced by the supply and demand outlook for uranium. Since mid-2003, the supply side has experienced significant impacts that caused uranium prices to rise rapidly. This upward trend has been due, in large part, to the realization by market participants that excess secondary supplies will not contribute as much to future uranium supply as they had previously expected. Consequently, a greater volume of new primary mine production will be needed.
The rise in prices has triggered predictable supply side responses. The most notable is the increase in companies exploring for new uranium deposits and the construction of new mines and the proposed expansion of existing ones. However, given the low prices of the last two decades, very little exploration was undertaken on a global basis, and relatively little investment was made in advancing new uranium projects. Producers were operating at close to full capacity to minimize unit costs. Undeveloped deposits, identified in previous exploration cycles, were mostly uneconomic or located in jurisdictions with political challenges. With higher prices, existing projects and newly discovered deposits will be developed, but the lead time before they enter commercial production may be lengthy depending on the region. Consequently, the primary supply industry cannot significantly increase supply in the near-term.
Future market prices will depend on a number of supply and demand factors, the more notable ones being:
•	additional production from the successful expansion of existing production, startup of mines currently under construction and development of existing deposits yet to be developed,

•	the success of exploration programs in identifying new commercial uranium deposits that can be developed in a reasonable period of time,

•	the exchange rate in various producer country currencies relative to the US dollar,

•	the timing and extent of expansion of uranium produced as a byproduct or co-product of other commodities, particularly in Australia and South Africa,

•	availability of existing and possible new secondary materials, such as blended down uranium from military stock including dismantled weapons,

•	the extent enrichment services are substituted for natural uranium feed, and

•	the growth rate of nuclear power.
M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S

Our goal in uranium contracting is to secure contracts that will maximize our realized price, support our ongoing operations and fund new mine developments over the long term. Given the uncertainty surrounding the foregoing supply/demand factors and the impact on price, we believe it is prudent to continue to target a 40/60 mix of market-related and fixed price mechanisms. As market conditions change, we may adjust this ratio. The overall strategy will continue to focus on achieving longer duration contracts. Today, new contracts tend to reflect contract terms of up to 10 years or more. Current market-related contracts contain floor prices (at about 80% of the spot price prevailing at the time of contract negotiation) which provide significant downside protection and no or very high ceiling prices.
In the current market environment of rapidly increasing uranium prices, this strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while maintaining sensitivity to future price movements. Cameco believes its current contracting strategy will provide solid value for shareholders over the long term.
CAPABILITY TO DELIVER RESULTS
Cameco will continue to enhance its capabilities in a number of areas to execute our strategies and deliver on our goals. We need to ensure that:
•	other mining methods and other technologies continue to be advanced to allow us to maintain or expand our annual production,

•	timely regulatory approval is secured under an increasingly stringent regulatory regime,

•	skilled tradespeople continue to be available,

•	adequate human resources are available to replace an aging workforce,

•	capital is readily available over the longer term given our expansion plans, and

•	adequate resources are allocated to exploration.
MINING METHODS
Currently, McArthur River uses only raise boring to extract ore from the mine. As we expected from the start of mining, other mining methods will be used to maintain or expand production. In 2005, we determined that the boxhole boring method would be better suited for the upper zone #4 at McArthur River, because it would allow development from a preferred location. Production from this zone is scheduled to begin in 2012.
Until Cameco has fully developed and tested the boxhole boring method, there is uncertainty in the estimated productivity. Cameco plans to develop and test the boxhole boring method over the next four years, beginning in 2006. We do not expect this change to significantly impact our long-term uranium production plans at McArthur River.
At Cigar Lake, we plan to use the jet boring method, which has been examined through extensive test mining programs. Overall, the test mine programs were considered highly successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exist. We are confident that our engineers will be able to solve the challenges that may arise during the initial ramp-up period.
REGULATORY APPROVAL
Cameco’s growth plans depend on regulatory approvals such as environmental assessments, and obtaining construction licences and operating licences in various jurisdictions including Canada, Kazakhstan, and the US. The timing for approvals can be impacted by various factors such as, the regulator’s assessment of current performance, the comprehensiveness of the documentation submitted to support the application, assessment of the significance of any anticipated incremental impacts, the number of industry approval applications being assessed at any given time by the regulator, and other factors.
Cameco expends significant financial and managerial resources to comply with laws and regulations. We seek to find solutions that best respond to regulatory concerns.
SKILLED TRADESPEOPLE
Cameco has significant experience in developing uranium mines. One of the biggest challenges in meeting our Cigar Lake construction timetable is securing skilled tradespeople. This shortage of qualified people also affects our other operations. Cameco is examining various options to accelerate our extensive apprenticeship programs.
Uranium Business Highlights

	2005	2004	% change
Revenue ($ millions)	690	581	19
Gross profit ($ millions)	159	104	53
Gross profit %	23	18	28
Earnings before taxes ($ millions)*	130	91	43
Average realized price
$US/lb U3O8	15.45	12.89	20
$Cdn/lb U3O8	20.14	17.97	12
Sales volume (million lbs U3O8)	34.2	32.3	6
Production volume (million lbs U3O8)	21.2	20.5	3

*	Excludes the gain from sale of Energy Resources of Australia Ltd shares.
M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S

HUMAN RESOURCES
Cameco’s workforce reflects the global demographics where a large part of the eligible workforce is nearing legal retirement. Approximately 25% of the workforce at our Saskatchewan uranium mines was age 50 or older at December 31, 2005. Cameco’s challenge is to compete for the limited number of people entering the workforce to replace retiring employees. We have developed a strategy to meet the challenge.
READY ACCESS TO CAPITAL
Cameco has an ambitious plan to grow in the nuclear energy industry. Opportunities to invest are unpredictable and often capital intensive. We intend to maintain financial flexibility to pursue opportunities as they arise. For that reason, we maintain a conservative financial structure with a target of no more than 25% net debt to total capital.
EXPLORATION PROGRAMS
Cameco continues to pursue a focused exploration program to identify additional uranium reserves for the future to maintain the company’s position as the world’s largest uranium producer.
Cameco retained an exploration program and its expertise during the depressed market. As uranium prices have risen we have increased our investment in exploration to achieve our goal of expanding our reserve base to grow our uranium market leadership position.
We plan to invest about $32 million in uranium exploration during 2006. This is up 25% compared to the $25.7 million invested in 2005.
For more information on our exploration activities, see the section titled “Uranium Exploration” in this MD&A.
Uranium Exploration

	Hectares at	2005 Actual
Area	Dec. 31, 2005	Expenditures ($ millions)
Canada	610,000	18.1
Australia	2,092,000	7.3
Other regions	547,000	0.3
Total	3,249,000	25.7
URANIUM BUSINESS RESULTS
Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine and mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada and Australia.
REVENUE
In 2005, we established a new record for uranium revenue for the fourth consecutive year. Revenue from the uranium business increased by 19% to $690 million in 2005 due to a higher realized selling price, which rose 12% in Canadian dollar terms (20% in US dollars) over 2004. The increase in the average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $28.67 (US) per pound in 2005 compared to $18.60 (US) in 2004. A 6% increase in sales volume also contributed to higher revenue in 2005.
COST OF PRODUCTS AND SERVICES SOLD
For 2005, the cost of products and services sold was $429 million compared to $378 million in 2004, reflecting the 6% increase in sales volume. On a per unit basis, the cost of product sold was about 7% higher than in the previous year due primarily to higher costs for purchased uranium.
DEPRECIATION, DEPLETION AND RECLAMATION
In 2005, depreciation, depletion and reclamation (DD&R) charges were $102 million compared to $100 million in 2004, due to the higher sales volume. On a per unit basis, DD&R costs were similar to those of 2004.
GROSS PROFIT
In 2005, our gross profit from the uranium business amounted to $159 million compared to $104 million in 2004, an increase of 53%. This was attributable to the increase in the realized price for uranium and was partially offset by higher unit costs for purchased uranium. Our earnings before taxes from the uranium business improved to $130 million from $91 million last year, while the profit margin rose to 23% from 18% in 2004 again due to the higher realized selling price.
2006 OUTLOOK FOR URANIUM
In 2006, we expect uranium revenue to be 20% higher than in 2005 due to a projected 16% improvement in the expected realized selling price (in Canadian dollars) and a 4% increase in deliveries. Uranium sales volume is expected to total more than 35 million pounds in 2006. Cameco’s share of uranium production for 2006 is projected to increase slightly to 21.4 million pounds of U3O8 from 21.2 million in 2005. Uranium margins are expected to improve to about 29% compared to 23% in 2005.
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

The financial results outlook for the uranium business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
URANIUM EXPLORATION
Cameco carries out mineral exploration for new uranium resources on substantial landholdings, principally located in two areas: the Athabasca basin of northern Saskatchewan, and the Arnhem Land region in Northern Territory, Australia. Subsidiary land positions are also held in the US and Canada.
Cameco owns a range of participating interests in its exploration lands, and either owns or has the right to earn a majority interest in most of the company’s projects. At year-end 2005, Cameco operated approximately 75% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
In 2005, Cameco also carried out surface exploration near existing mines, specifically the Rabbit Lake and McArthur River operations, with the intent to locate new resources that could be developed to expand or extend these operations. This exploration was successful at both locations.
At Rabbit Lake, the underground diamond-drilling reserve replacement program was again successful in 2005. Over 75 kilometres of drilling was completed, contributing to a net increase of 2.8 million pounds U3O8 in reserves and 7.2 million pounds U3O8 in resources after accounting for the 2005 mine production. With further definition and test-hole drilling in 2006, we expect to extend the mine life of Rabbit Lake. Production mining of two zones discovered from the reserve replacement program will be under way in the first quarter. More than four kilometers of underground lateral development were completed in 2005, with most of the development focused on these two zones.
Continued exploration at the north end of the existing McArthur River deposit has outlined significant new results that have the potential to further expand resources with ongoing exploration drilling. We are conducting additional confirmatory drilling from surface in 2006.
Winter and summer drilling programs on another advanced exploration project, the Cree Extension project, has increased indicated resources in pounds U3O8 by 32% at the Millennium deposit, initially discovered in 2000. The Cree Extension Joint Venture will undertake a pre-feasibility study on Millennium during 2006. Positive 2005 results on the Collins Creek zone, part of the Dawn Lake Joint Venture, will also be followed up in 2006, while a pre-feasibility study carried out on the small Dawn Lake deposit itself found development to be uneconomic at this time.
Since the recovery of the world uranium market, and corresponding higher prices for uranium, the competitive environment for uranium exploration has changed. There are more than 300 uranium exploration companies listed on stock exchanges and most of these are actively funding new exploration programs in Canada and other regions. In the newly active sector, Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results, and leveraging Cameco’s recognized position in the sustainable development of uranium resources worldwide. Cameco’s approach to future resource replacement is to combine its own exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria.
At December 31, 2005, Cameco owned a 21.7% interest in UEX Corporation, a TSX listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has, as long as it maintains a 20% or higher interest in UEX, certain rights related to financing, and marketing production from future uranium deposits. As well, Cameco has the right to mill uranium produced from properties it contributed to UEX at the time of its formation in 2002. In February 2006, Cameco participated in a private placement financing for UEX on a pro rata basis with its equity interest. This participation involved the purchase of 2,222,600 common shares of UEX at a price of $5.00 per share, and leaves Cameco’s interest in UEX unchanged at 21.7%.
M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S

Fuel Services Business

› In 2006, the Blind River refinery will utilize unused production capacity when it begins shipping UO_3 to Springfields, UK, for toll conversion to UF_6.

Gone FISSION!

In 2005, Cameco’s fuel services business consisted of refining and conversion services. Refining is an intermediate step to prepare uranium to be converted into either UF6 or UO2. As of 2006, this business also includes fuel fabrication services for Candu-type reactors as a result of our acquisition of Zircatec. See the following discussion under “Fuel Fabrication.”
The industry practice for measuring conversion services is kilograms of uranium (kgU) rather than pounds of U3O8. For example, 66 million kgU is equivalent to about 172 million pounds U3O8.
CONVERSION DEMAND
World demand for UF6 and natural UO2 conversion services was estimated to be about 66 million kilograms of uranium (kgU) in 2005. Western world demand accounted for almost 58 million kgU with the remaining 8 million kgU coming from the non-western world (Russia, China and eastern Europe).
Over the next 10 years, world demand is expected to increase by 27% to about 84 million kgU. In 2006, total world conversion demand is expected to increase by 1%.
CONVERSION SUPPLY
The western world UF6 conversion industry consists of Cameco and three other significant producers, with an annual conversion capacity of about 47 million kgU. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from one of these other converters, Springfields in Lancashire, United Kingdom. Under the 10-year agreement, Springfields will annually convert a base quantity of 5 million kgU to UF6 for Cameco. This new source, coupled with our Canadian UF6 plant, will account for almost 40% of the western world capacity.
M A N A G E M E N T ’S   D I S C U S S I O N   &   A N A L Y S I S

In addition, supplies are available from secondary sources including excess western inventories, Russian sales in the form of low enriched uranium, Russian re-enriched depleted tails, and Russian and US uranium derived from dismantling nuclear weapons. Russia supplies most of the UF6 conversion requirements of the former Soviet Union and eastern Europe in the form of low enriched uranium.
CONVERSION MARKETS
Utilities contract about 90% of their UF6 conversion services through long-term contracts, purchasing the remainder on the spot market. Cameco is the only commercial supplier in the world of conversion for natural UO2 customers. In addition to the Canadian requirements Cameco also exports UO2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors Cameco also sells conversion services packaged with U3O8 as a UF6 or UO2 product.
SPOT/LONG-TERM CONVERSION MARKET
Spot market UF6 conversion prices remained strong during 2005. Spot prices increased 28% for North American conversion services and 15% for European conversion services year-over-year. Outlined below are the industry average spot market prices (Trade Tech and Ux) for North American and European conversion services.
The industry average long-term prices (TradeTech and Ux) for North American and European conversion services are reported below. Long-term prices increased 20% for North American conversion services and 12% for European conversion services year-over-year. The industry does not publish UO2 prices.
Spot Conversion Market Review

Year-end prices
($US/kgU as UF6)
Markets	2005	2004	% change
Spot UF6 conversion[1]

North America	11.50	9.00	28

Europe	11.50	10.00	15

Long-term UF6 conversion[1,2]

North America	12.00	10.00	20

Europe	12.88	11.50	12

[1]	Prices are industry averages.

[2]	TradeTech only for 2004 prices.
CONVERSION BUSINESS — KEY PERFORMANCE DRIVERS
The major factors that drive Cameco’s conversion business results are:
•	prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.
PRICES — SPOT/LONG-TERM
Cameco sells its conversion services directly to utilities located in many parts of the world, primarily through long-term contracts. Conversion services are priced in US dollars per kgU. The majority of conversion sales are at fixed prices adjusted for inflation. In 2005, most of our conversion sales were made under long-term contracts negotiated in a low price environment and therefore, we did not benefit from the increase in UF6 conversion spot prices during the year.
Going forward, the majority of our contract commitments, totalling more than 75 million kgU over more than 10 years, are at fixed prices adjusted for inflation.
We continue to sign new long-term contracts with fixed prices that generally reflect long term prices at the time of the contract award. Like uranium sales, we begin delivery of conversion services up to four years after the agreement has finalized. Therefore, in the coming years, Cameco’s contract portfolio will benefit from higher fixed-price contracts signed.
VOLUMES — SALES, PRODUCTION, PURCHASES
Sales Volume
Cameco sold 16.6 million kgU of conversion services in 2005, down marginally from the record 16.9 million kgU in 2004. We expect conversion sales volume to total about 19.0 million kgU in 2006, up 14% from 2005.
M A N A G E ME N T ’S   D I S C U S SI O N   &   A N A L Y S I S

Production Volume
Total production at our Port Hope conversion facility for 2005 was 11.4 million kgU, up 21% from 9.5 million kgU for 2004, which mainly reflects the impact of a seven week labour disruption in 2004. Production in 2005 was about 17% lower than we planned due to problems in fluorine generation. This was compounded by a difficult restart of the UF6 plant after our regular maintenance shutdown, which primarily resulted from the hot and humid weather experienced during the summer months when the restart occurred. Our planned production for 2006, is projected to be about 14.2 million kgU, up 25% from 2005.
At our Blind River refinery, unused capacity was utilized to supply UO3 for the Springfields UF6 toll-conversion agreement announced last year. A record 15.1 million kgU as UO3 was produced up 44% from 10.5 million kgU in 2004. In 2006, we expect the Blind River refinery to produce 18.0 million kgU as UO3 to feed both Port Hope and Springfields conversion facilities. The 18.0 million kgU represents a 19% increase over 2005 UO3 production and equals the current licensed capacity of the plant.
We have filed a proposal with the CNSC to increase the production capacity of the Blind River refinery to 24 million kgU per year from 18 million. This increase will require an environmental assessment and regulatory approval. Cameco expects to complete the environmental assessment in 2006. Once regulatory approval is received, relatively minor plant modifications will be required to achieve the increased capacity.
Purchase Volume
Cameco also has purchase commitments, which primarily reflect the conversion component of the low enriched uranium (LEU) from Russian HEU, re-enriched tails product and the company’s agreement to purchase Springfield’s conversion services for a 10-year period beginning in 2006. Cameco’s UF6conversion purchase commitments at December 31, 2005 total about 73 million kgU, most as conversion services.
COSTS
Cameco’s mix of production and purchases influences its cost of sales. Conversion operating costs are primarily fixed with about 45% attributable to labour. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by energy (gas and electricity).
The majority of Cameco’s UF6 conversion purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than current spot prices. These purchase commitments totalled $395 million (US) at December 31, 2005. Refer to note 21 in the notes to consolidated financial statements. A significant portion of these purchases has been committed under existing sales contracts.
FOREIGN EXCHANGE
The majority of the company’s conversion services are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. As a result, the strengthening of the Canadian dollar against the US dollar in 2005 negatively affected Cameco’s results. A discussion about Cameco’s hedging program can be found in the uranium business section under the heading “Foreign Exchange.”
FUEL FABRICATION
Cameco acquired a 100% interest in Zircatec in early 2006 for $108 million subject to closing adjustments. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
This acquisition is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs.
In Port Hope, Ontario, Zircatec operates a facility that is licensed to handle uranium materials. As a service to utility customers, the plant presses uranium dioxide powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. Zircatec supplies these fuel bundles to Candu-style reactors, with sales to Bruce Power currently representing a substantial portion of its business. The plant’s annual capacity is 1,200 tonnes uranium as finished fuel.
In Cobourg, Ontario, Zircatec also operates a facility where the primary product is zirconium tubing, an integral part of fuel bundles used by nuclear reactors. The plant also manufactures various Candu reactor components and monitoring equipment.
M A N A G E M E N T ’S   D I S C U S S I O N   &   A N A L Y S I S

FUEL SERVICES STRATEGIES
Cameco’s objective is to build on and leverage its competitive advantage in fuel services. In doing so, we strive to meet three major goals:
•	remain a low-cost producer,

•	protect and expand market position, and

•	maintain supply flexibility.
To achieve these goals, the company’s strategies are to improve its margins and to protect and grow its market position. We plan to improve our margins by increasing capacity and through quality and business process improvements. In addition, we will pursue fundamental productivity gains through technological development.
To protect and grow market position, we intend to expand or build new capacity. We will limit risk and capital expense by selectively pursuing partnering opportunities with other nuclear fuel cycle participants.
CAPABILITY TO DELIVER RESULTS
Cameco will execute our strategies and deliver on our goals by ensuring :
•	community relations at Port Hope continue to strengthen,

•	adequate human resources are available to replace an aging workforce,

•	capital is available over the longer term given our expansion plans, and

•	adequate resources are allocated to maintain and grow our fuel services business.
COMMUNITY RELATIONS
Cameco decided in 2005 not to proceed with a slightly enriched uranium dioxide (SEU) blending project at its Port Hope conversion facility. SEU is the new uranium fuel proposed for use in the Bruce Power reactors in Ontario.
Bruce Power requires SEU for a power uprate project that is expected to enhance the safety and reliability of the Bruce B reactors. SEU is also the basis of the fuel required for the next generation of Candu reactors being developed by Atomic Energy of Canada Ltd.
There was no question that we could produce SEU safely while ensuring public safety and protecting the environment at Port Hope. The public communication process ultimately took longer than anticipated leading to the development of alternate sources of SEU blending to meet the Bruce Power project schedule.
Going forward, we will adopt a more consultative approach to community relations. For example, for Vision 2010, which is a long-term project to remediate and rebuild parts of the Port Hope conversion site, we initiated a community consultation process to obtain input early in the planning stage.
HUMAN RESOURCES
As with our uranium business, we need to ensure we have adequate human resources to replace the aging fuel services workforce. At December 31, 2005, about 35% of the conversion services workforce was age 50 or older. We have developed a strategy to meet that challenge.
REGULATORY APPROVALS
Cameco’s plan to grow in the fuel services business depends on securing regulatory approvals for environmental assessments and operating licenses at Blind River and Port Hope. We will apply for licence renewals for all three fuel services facilities in 2006 because their existing five-year licences expire in early 2007. In addition to its licence renewal, Zircatec will be applying for a licence amendment for the commercial manufacturing of the SEU required for the Bruce Power power uprate project.
We have also applied to expand the capacity of the Blind River refinery to support our agreement with Springfields and to add additional pollution control equipment.
ADEQUATE RESOURCES
Cameco believes it has the appropriate capabilities in place to maintain its low-cost status, protect and grow its market position and improve its supply flexibility. We intend to remain competitive in the longer term and retain the flexibility to quickly take advantage of future new market opportunities. Cameco constantly reviews options to grow the conversion business to meet these longer-term opportunities.
CONVERSION BUSINESS RESULTS
In 2005 Cameco’s conversion business consisted of the uranium refining and conversion facilities located in Ontario.
REVENUE
We established a new record for conversion services revenue in 2005. Revenue from the conversion business rose by 10% to $158 million compared to $144 million in 2004 due to a 12% improvement in the realized price. The benefit of the price improvement was partially offset by a decline in sales volumes that were 2% lower than last year’s record deliveries.
M A N A G EM E N T ’S   D I S C U S S I O N   &   A N A L Y S I S

Conversion Business Highlights

	2005	2004%	change
Revenue ($ millions)	158	144	10

Gross profit ($ millions)	28	33	(15)

Gross profit %	18	23	(22)

Earnings before taxes ($ millions)	25	31	(19)

Sales volume (million kgU)	16.6	16.9	(2)

Production volume (million kgU)	11.4	9.5	20
COST OF PRODUCTS AND SERVICES SOLD
In 2005, the cost of products and services sold was $120 million compared to $102 million in 2004, an increase of 18% due primarily to higher costs for purchased conversion, which have trended upward with the rise in the UF6 spot price. In 2005, the cost of purchased conversion rose about 50% over 2004, due to purchases made to replenish inventory drawn down as a result of the 2004 strike at the Port Hope facility. On a per unit basis, the cost of products and services sold increased by about 18% over the previous year.
DEPRECIATION, DEPLETION AND RECLAMATION
In 2005, DD&R charges were unchanged at $10 million compared to 2004. Similarly the rate of depreciation per unit was unchanged as volumes were only slightly below 2004 quantities.
GROSS PROFIT
In 2005, gross profit from the conversion business amounted to $28 million compared to $33 million in 2004, a decrease of 15%. This decline was attributable to the 18% increase in the unit cost of product sold which more than offset a 12% improvement in the realized price. The gross profit margin for the conversion business declined to 18% from 23% in 2004.
CONVERSION SERVICES OUTLOOK FOR 2006
Cameco expects revenue from the conversion business to be nearly 20% higher than in 2005 due to an anticipated 15% increase in sales deliveries and a 5% improvement in the average realized selling price. We project the gross profit margin to be 18%, unchanged from 2005, as an expected increase in the unit cost is likely to offset the higher anticipated price.
We expect conversion sales volume to total about 19.0 million kgU in 2006 compared to 16.6 million kgU in 2005. Our planned production for 2006 is projected to be about 14.2 million kgU, up from 11.4 million kgU in 2005.
The financial results outlook for the conversion business is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
CONVERSION SERVICES PRICE SENSITIVITY ANALYSIS
The majority of conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio will be positively impacted by higher fixed-price contracts.
M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

Nuclear Electricity Generation Business

› Through a partnership, Cameco holds a 31.6% interest in the Bruce B reactors.

pro-environment pro-nuclear

Cameco has a 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates the four Bruce B nuclear reactors and manages the overall site located in southern Ontario. BPLP’s business is the generation and sale of electricity into the Ontario wholesale market. BPLP’s four B reactors have a combined net generation capacity of about 3,200 MW, and supply about 17% of Ontario’s electricity needs.
NUCLEAR ELECTRICITY GENERATION BUSINESS RESULTS

The 2005 results reflect the new partnership structure that was created on October 31, 2005, following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For the first 10 months of 2005, our
M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

financial results reflect a six-unit operation that is accounted for on an equity basis. For the last two months in the year, our results reflect a four-unit operation, accounted for on a proportionate basis.
NUCLEAR ELECTRICITY GENERATION BUSINESS HIGHLIGHTS
EARNINGS
For 2005, BPLP earnings before taxes were $520 million prior to the loss resulting from the Bruce Power restructuring compared to $338 million in 2004. This increase primarily reflects higher realized electricity prices as a result of strong demand, partially offset by a 3% decrease in capacity factor compared to 2004. In 2005, Cameco’s share of earnings before tax from BPLP amounted to $170 million (of which $165 million was accounted for under the equity method) compared to $121 million in 2004.
REVENUE
In 2005, revenue totalled $1,858 million, up 17% from 2004. BPLP’s realized price averaged $58.00 per MWh from a mix of contract and spot sales, a 23% increase over last year. The Ontario electricity spot price averaged about $68.00 per MWh during 2005 compared to $50.00 per MWh a year earlier. During 2005, about 48% of BPLP’s output was sold under fixed-price contracts, the same as in 2004.
The BPLP units achieved a total capacity factor of 79% in 2005, down from 82% in 2004. These units produced 30.8 TWh in 2005, a decrease of 2.8 TWh over the previous year. This decrease reflects:
•	the removal of units A3 and A4 output after October 31, 2005 from BPLP results due to the restructuring,

•	planned outages of units A3 and A4 prior to the restructuring,

•	planned outages on units B5 and B7, and

•	unplanned outages, including the 29-day outage of unit B6 to replace its main output transformer and 17-day outage on unit B6 to repair the refuelling machine.
Electricity Business Highlights

Bruce Power Limited Partnership (100% basis)	2005	2004	% change
Output-terawatt hours (TWh)	30.8	33.6	(8)

Capacity factor %*	79	82	(4)

Realized price ($/MWh)	58	47	23
($ millions)
Revenue	1,858	1,583	17

Operating costs	1,273	1,178	8

-cash-costs (materials, labour, services and fuel)	1,079	1,017	6

-non-cash costs (depreciation and amortization)	194	161	20

Earnings before interest and taxes	585	405	44

Interest	65	67	(3)

Earnings before taxes	520	338	54

Cash from operations	771	446	73

Capital expenditures (including sustaining capital)	335	359	(7)

*	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.
COSTS
For 2005, operating costs were $1,273 million compared with $1,178 million in 2004. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in 2005 was $40.00 per MWh, compared with $35.00 per MWh for 2004. The increase in unit cost is primarily due to lower output because of higher planned and unplanned outages, related outage costs, and higher depreciation and amortization costs in 2005.
Cameco’s Earnings From BPLP

($ millions)	2005	2004	% change
BPLP earnings before taxes (100%)[1]	520	338	54

Cameco’s share of pre-tax earnings before adjustments	164	107	53

Adjustments:
Sales contract valuation	13	21	(38)

Interest capitalization	—	2	—

Interest income on loan to BPLP	7	8	(13)

Fair value increments on assets[2]	(14)	(17)	(18)

Pre-tax earnings from BPLP [1]	170	121	40

BPLP distributions	1,033	—	—

Cameco’s share	326	—	—

[1]	Excludes loss recorded on the restructuring of Bruce Power.
[2]	Reflects the amortization of Cameco’s excess purchase price over book value of assets.
M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

2006 BPLP Capital Expenditures (100%)

Bruce Power Limited Partnership
($ millions)
2006 BPLP Capital Plan	Bruce B Specific	Common Capital	Total BPLP
Category:

Power uprate	12	0	12

Infrastructure	6	9	15

Improvement	12	15	27

Sustaining	53	16	69

Total Capital Plan	83	40	123

CASH FROM OPERATIONS
For 2005, BPLP generated $771 million in cash from operations compared to $446 million in 2004 due to higher prices.
CAPITAL EXPENDITURES
In 2005, capital expenditures were $335 million compared to $359 million in 2004 and down from the $375 million expected in 2005. The decrease in capital expenditures was due to the deferral of some capital programs to 2006 and to the reorganization of Bruce Power, with the Bruce A-related capital expenditures, now the responsibility of the Bruce A Limited Partnership.
OUTLOOK FOR 2006
BPLP earnings in 2006 are projected to be marginally higher than in 2005 mainly as a result of fewer outages. This earnings outlook assumes the B units will achieve their targeted capacity factors and that there will be no significant changes in current estimates for costs and prices.
2006 PLANNED OUTAGES
In 2006, capacity factors for the B units are expected to average in the low 90% range compared to 79% in 2005. A significant reduction in time and expenditure on refurbishment programs is anticipated, with only one planned Bruce B outage. This outage is expected to last for two months, beginning in the third quarter.
2006 CAPITAL EXPENDITURES (100%)
Bruce Power capital expenditure program for the four B units is expected to total $123 million. This includes $69 million for sustaining capital with the balance for power updates, infrastructure and improvements.
Cameco expects that funding of these projects will come entirely from BPLP cash flows. However, available funds will depend on the electricity market prices and the operational performance of the four B units.
ELECTRICITY PRICE SENSITIVITY ANALYSIS
BPLP has 13 TWh sold under fixed-price contracts for 2006. This would represent about 50% of Bruce B’s generation at its planned capacity factor. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

Gold

In 2006, Centerra successfully added more gold reserves at both Kumtor (above) and Boroo.

CENTERRA
Cameco owns 52.7% of Centerra, which is listed and publicly traded on the TSX. Centerra began trading on the TSX under the symbol CG in June 2004. We transferred substantially all of our gold assets to Centerra as part of our strategy to unlock the value contained in these gold properties.
The geographic focus of Centerra’s exploration, development, and acquisition efforts is in Central Asia, the former Soviet Union, and other emerging markets. Centerra owns 100% of the Kumtor mine in the Kyrgyz Republic and a 95% interest in the Boroo mine in Mongolia. The company is the operator of both mines. Centerra also has interests in exploration properties, including a 100% interest in the Gatsuurt property in Mongolia, 35 kilometres from the Boroo mine, and a 62% joint-venture interest in the REN property in Nevada.
Centerra’s growth strategy is to increase its reserve base and expand its current portfolio of gold mining operations by:
•	developing new reserves at existing mines from in-pit, adjacent and regional exploration,

•	advancing late stage exploration properties by additional drill programs, and feasibility studies as warranted, and

•	actively pursuing selective acquisitions or mergers, with a disciplined focus on mid- to advanced-stage exploration and development properties primarily in Central Asia, the former Soviet Union and other emerging markets.
M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

Centerra recently issued updated estimates on the reserves and resources at its operating mines. Reserves of 2.3 million ounces of gold have been added at Kumtor before accounting for the production of 614,000 ounces of contained gold in 2005. The average reserve grade has also increased from 3.3 grams per tonne (g/t) gold to 3.8 g/t. At Boroo, reserves of 349,000 ounces of gold have been added which replace reserves mined in 2005. Additionally, 2.5 million ounces of measured and indicated resources have been added to Centerra’s resource base.
As of December 31, 2005, on a 100% project basis, Centerra’s proven and probable reserves totalled 6.2 million ounces of contained gold (Cameco’s share is 3.2 million ounces). Based on these estimates, the additional reserves will extend the Kumtor mine life by almost three years and the Boroo mine life by approximately one year. For more information, including a caution on the risks associated with the mine life extension and reserve estimates, see Cameco’s and Centerra’s news releases dated January 23, 2006.
The technical information provided for Centerra’s reserves and resources noted above was prepared under the supervision of Robert S. Chapman, M.Sc., P.Geo., and Centerra’s director, mergers & acquisitions, a qualified person for the purpose of National Instrument 43-101.
Centerra is building its exploration program to further expand its reserve and resource base and is actively seeking acquisitions. Cameco believes that Centerra will be successful in its growth strategy and ultimately add more value to our investment in Centerra.
In the longer term, Cameco will look for the right opportunity to reduce and ultimately fully divest of its gold investment. It is not our intention to sell quickly, but rather to encourage Centerra to grow and gain value for Cameco’s shareholders. The decision whether to divest will also depend on the need to fund other investment opportunities in the nuclear energy business.
For further information on Centerra, refer to its annual report and annual information form for 2005.
GOLD OPERATING RESULTS
The operating results of Kumtor have been fully consolidated as of June 22, 2004. Prior to that, Cameco proportionately consolidated its interest in Kumtor. Cameco also fully consolidates the results of Boroo, Centerra’s gold mine in Mongolia. Cameco adjusts for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.
GOLD FINANCIAL RESULTS
In 2005, revenue from our gold business rose by $89 million to $412 million compared to 2004. This increase was due largely to the full consolidation of Kumtor’s results, a full year of production at Boroo and higher realized gold prices. The realized price for gold sales increased to $433 (US) in 2005 compared to $397 (US) per ounce in 2004.
Gold revenue included proceeds from the sale of gold in the current period as well as the amortization of deferred charges related to previously closed gold hedge contracts in 2004. The recognition of the deferred charges causes the realized gold price to vary relative to the average spot price for the period. In 2005, the deferred charges amounted to $7.00 (US) per ounce compared to $11.00 (US) per ounce in 2004.
Gold production at Kumtor was 501,000 ounces in 2005, a decline of 24% over 2004 levels due mainly to a lower mill head grade that averaged 3.4 g/t compared to 4.4 g/t last year.
Boroo gold production in 2005 was 286,000 ounces compared to 218,000 ounces in 2004 due to a full year of production following the start of operations in 2004. The average head grade of ore fed to the mill was 4.2 g/t compared to 4.5 g/t last year.
The gross profit margin for gold declined to 26% in 2005 compared to 34% in 2004 due to lower grades, and the higher cost of labour taxes and consumables.
GOLD OUTLOOK FOR 2006
Based on Centerra’s current operations, total production for the year is forecast at 729,000 ounces, a decline of about 7% from 2005 primarily as a result of lower grades at both mines and lower recovery at Kumtor.
At Kumtor, production in 2006 is expected to decline to 461,000 ounces from 501,000 ounces in 2005, due to a
Gold Business Financial Highlights

Fully consolidated financial highlights including the minority interest.
	2005	2004	% change
Revenue ($ millions)	412	323	28

Gross profit ($ millions)	107	108	(1)

Gross profit (%)	26	34	(24)

Selling price ($US/ounce)	433	397	9

Sales volumes (ounces)[1]	781,000	619,000	26

Production (ounces)[2]	787,000	641,000	23

[1]	Comprising 100% of Boroo and one-third of Kumtor to June 22, 2004 and 100% thereafter.

[2]	Represents 100% of production from the Kumtor and Boroo mines.
M A N A G E M E N T’S D I S C U S S I O N & A N A L Y S I S

lower mill head grade that is expected to average 3.3 g/t compared to 3.4 g/t in 2005 and lower recovery.
For Boroo, the outlook for 2006 calls for production to decline to 268,000 ounces from 286,000 ounces in 2005, due to a lower mill head grade that is expected to average 3.9 g/t compared to 4.2 g/t in 2005.
Total unit cash cost for 2006 is expected to rise reflecting the lower projected production.
Centerra expects the current gold industry’s strong fundamentals to continue to exert upward pressure on price. As such, Centerra currently plans to leave its gold production unhedged.
GOLD PRICE SENSITIVITY ANALYSIS
For 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $21 million (Cdn), cash flow by about $20 million (Cdn) and net earnings by about $9 million (Cdn).
2005 Fourth Quarter Consolidated Results
Consolidated revenue rose 45% to $522 million in the fourth quarter of 2005, while our adjusted net earnings doubled to $74 million ($0.20 per share). The significant improvement in the results was due to higher earnings from BPLP and improved results in the uranium business.
The improvement was partially offset by higher expenses for administration and exploration. Our total costs for administration, exploration, interest and other were about $57 million, $16 million higher than 2004. Of this, administration costs were $12 million higher due to stock compensation charges primarily attributable to increased share prices ($4 million), charges for postretirement benefits ($2 million), business development costs at Centerra ($1 million), and expenditures for regulatory compliance, business process improvements and workforce maintenance.
Exploration expenditures rose by $4 million to $18 million due to increased exploration activity in both the uranium and gold businesses. In uranium exploration, a $3 million increase in expenditures was related to programs in Saskatchewan, Australia and the Northwest Territories. In the gold business, Centerra increased its exploration expenditures by $1 million compared to 2004. The higher charges reflect increased gold exploration activity in the Kyrgyz Republic and Mongolia.
2005 Q4 Consolidated Financial Highlights

($ millions except per share amounts)	Three	Three
	Months	Months
	Ended	Ended	%
	Dec. 31/05	Dec. 31/04	change
Revenue	522	361	45

Earnings from operations	57	46	24

Cash provided by operations [1]	91	59	54

Net earnings	81	37	119

Earnings per share – basic[2]	0.23	0.10	130

Earnings per share – diluted[2]	0.22	0.10	120

Adjusted net earnings [1]	74	37	100

[1]	After working capital changes.

[2]	Data reflects the stock split on February 17, 2006.

[3]	2005 excludes a net gain of $7 million ($0.04 per share) related to the gain on sale of Energy Resources of Australia Ltd shares ($69 million) and the loss on the restructuring of the Bruce Power Limited Partnership ($62 million).
During the fourth quarter, the company recorded a benefit related to a court decision finding that the resource surcharge paid to the Government of Saskatchewan was deductible in calculating federal and provincial taxable income. Previously, the surcharge had not been a tax deductible expense. As a result, the company recorded a $10 million recovery of income tax expense.
Our effective tax rate, excluding adjustments, increased to 16% in the fourth quarter from 10% in the same period of 2004 due to a greater proportion of total income being taxable in Canada.
Earnings from operations were $57 million in the fourth quarter of 2005 compared to $46 million in 2004. The aggregate gross profit margin decreased to 22% from 24% in 2004.
For more information on the fourth quarter of 2005, refer to Cameco’s news release dated January 31, 2006.
2004—2005 Quarterly Consolidated Financial Highlights
The following points are intended to assist the reader in analysing the trends in the quarterly financial highlights for 2005:
•	Revenue, driven by timing of deliveries in our uranium and conversion businesses, tends to be higher in the fourth quarter.

•	However, net earnings do not trend directly with revenue because they are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue was recorded.
MANAGEMENT’S DISCUSSION & ANALYSIS

•	On November 1, 2005, Cameco changed the accounting for BPLP to proportionate consolidation. As such, for the fourth quarter of 2005, we have included our proportionate share of revenue, expenses and cash flows from the Bruce B reactors for November and December.
•	Cash from operations tends to fluctuate due largely to the timing of deliveries and product purchases in the uranium and conversion businesses.

2005 Consolidated Results
CONSOLIDATED EARNINGS
EARNINGS
In 2005, Cameco recognized an after-tax gain of $69 million ($0.20 per share) on the disposal of our 12.8 million shares in Energy Resources of Australia Ltd (ERA). We also recorded an after-tax loss of $62 million ($0.18 per share) related to the restructuring of the Bruce Power Limited Partnership. In 2004, Cameco recorded an after-tax gain of $94 million ($0.27 per share) related to certain restructuring transactions that led to the creation of Centerra. The following discussion of consolidated earnings excludes these items to provide a more representative comparison of operating results.
Our results reflect the new partnership structure that was created on October 31, 2005, following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Also on November 1, 2005, Cameco began to proportionately consolidate its share of BPLP’s financial results. This change in the method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities.
Consequently, our financial results for the first 10 months of 2005 reflect a six-unit operation, which is accounted for on an equity basis. For the remaining two months in the year, our results reflect a four-unit operation, which is accounted for on a proportionately consolidated basis.
For 2005, our adjusted net earnings were $211 million ($0.58 per share), $26 million higher than the adjusted net earnings of $185 million ($0.51 per share) reported in 2004 due largely to improved results in our uranium business and higher earnings from BPLP. The improved earnings were partially offset by higher charges for administration and exploration.
The improvement in the uranium business was due to a higher realized price, mainly due to the significant increase in the spot price for uranium. Earnings from Bruce Power improved due to higher realized prices because of strong demand.
Our earnings from operations were $123 million in 2005 compared to $125 million in 2004. Cameco’s aggregate gross profit was unchanged at 23%.
CORPORATE EXPENSES
Administration
In 2005, administration costs were $108 million, an increase of $38 million due to stock compensation charges from increased share prices ($12 million), administration and business development costs at Centerra ($11 million), Sarbanes Oxley (SOX) compliance ($2 million), post-retirement benefits ($2 million) and community donations ($1 million). The remaining increase in administrative expenses was related largely to business process improvements, regulatory compliance and an increase in workforce.
2004-2005 Quarterly Consolidated Financial Highlights

($ millions except per share amounts)			2005					2004
	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Revenue	522	288	287	216	1,313	361	313	242	132	1,048
Net earnings[1]	81	79	32	26	218	37	52	151	39	279
Earnings per share[2] – basic	0.23	0.22	0.10	0.08	0.63	0.10	0.15	0.44	0.12	0.81
Earnings per share[2] – diluted	0.22	0.21	0.09	0.08	0.60	0.10	0.15	0.41	0.12	0.78
Earnings per share[2] – adjusted and diluted	0.20	0.21	0.09	0.08	0.58	0.10	0.11	0.18	0.12	0.51
Cash from operations	91	148	(45)	84	278	59	140	(17)	46	228

[1]	There were no discontinued operations or extraordinary items in 2004 or 2005.

[2]	Data reflects the stock split on February 17, 2006.
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Interest and Other
In 2005, interest and other costs declined by $2 million compared to 2004 due to lower gross interest charges ($5 million) and higher interest income on cash balances ($5 million). These improvements were partially offset by expenses related to the ineffective portion of derivative hedging instruments ($8 million). Refer to note 11 in the notes to consolidated financial statements.
Income Taxes
In 2005, total income tax expense amounted to $30 million compared to $73 million for 2004. In 2005, the company recorded a benefit related to a court decision finding that the resource surcharge paid to the government of Saskatchewan was deductible in calculating federal and provincial taxable income. Previously, the surcharge had not been a tax-deductible expense. As a result, the company recorded a $10 million recovery of income tax expense.
Excluding the tax recovery related to resource surcharges and other adjustments, the effective rate for income taxes in 2005 increased to 20% from 17% in 2004 as a higher proportion of earnings came from jurisdictions with higher tax rates.
Income tax expense also includes the large corporation tax and other capital taxes, which amounted to about $6 million in each of 2005 and 2004. Refer to note 13 in the notes to consolidated financial statements.
CASH RESOURCES
OPERATING ACTIVITIES
In 2005, Cameco generated record cash from operations of $278 million compared to $228 million in 2004. The increase of $50 million was mainly attributable to higher revenues in the uranium and gold businesses compared to the previous year and cash distributions received from BPLP. This was partially offset by a significant increase in accounts receivable year-over-year. Due to the timing of sales, the accounts receivable balance increased to $340 million at December 31, 2005, compared to $183 million at December 31, 2004.
INVESTING ACTIVITIES
In 2005, Cameco generated $21 million from its investing activities primarily due to the restructuring of BPLP ($200 million) and the sale of its shares in ERA ($102 million). Excluding these inflows, cash used in investing activities increased to $280 million from $161 million in 2004. This increase of $119 million was largely attributable to the development activity at Cigar Lake and Inkai as well as greater capital expenditures by Centerra. In addition, investing activities reflect $23 million in capital expenditures at BPLP.
For 2005, investing activities included $22 million for sustaining capital at McArthur River/Key Lake, $81 million in development costs at Cigar Lake and $26 million in capitalized interest charges.
FINANCING ACTIVITIES
In 2005, Cameco generated $101 million through its financing activities. In 2005, Cameco completed a debenture offering that netted proceeds of $298 million. Through the year, the company repaid a total of $181 million in short-term and long-term debt. In addition, $150 million in debentures were redeemed in January 2006.
BALANCE SHEET
The proportionate consolidation of BPLP had a significant impact on our balance sheet at December 31, 2005, causing many of the reported amounts to increase considerably. The largest of the incremental values are provided in the following table.
Balance Sheet

($ millions)
Accounts receivable	65
Property, plant and equipment	520
Long-term investments	(253)
Accounts payable	91
Long-term debt	204
CASH
At December 31, 2005, our consolidated cash balance totalled $623 million with Centerra holding about $236 million of this amount.
INVENTORIES
Compared to the end of 2004, our product inventories increased by $13 million to $400 million at the end of 2005. Most of the increase in inventory was attributable to higher unit costs due to increased costs for purchased
M A N A G E M E N T’S  D I S C U S S I O N  &  A N A L Y S I S

uranium and conversion. See note 3 to the consolidated financial statements.
DEBT
At December 31, 2005, our total debt was $859 million, an increase of $340 million compared to December 31, 2004. At December 31, 2005, our consolidated net debt to capitalization ratio was 9%, down from 13% at the end of 2004. On January 17, 2006, we used cash on hand to redeem a total of $150 million in debentures.
INVESTMENTS
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.
Investments

($ millions)	Book Value	Market Value
Centerra	411	1,069
UEX Corporation	11	167

Total	422	1,236

OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of operations, Cameco enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, derivative instruments and long-term product purchase contracts. These arrangements are discussed in the following sections of this MD&A and the notes to the financial statements:
•	Financial assurances:
-	Nuclear Electricity Generation Business,

-	Liquidity and Capital Resources,

-	Risks and Risk Management, and

-	notes 6, 7 and 22 of the consolidated financial statements.
•	Derivative instruments:
-	Uranium Business,

-	Risks and Risk Management,

-	Critical Accounting Estimates, and

-	note 22 of the consolidated financial statements.
•	Long-term product purchase contracts:
-	Uranium Business,

-	Liquidity and Capital Resources, and

-	note 21 of the consolidated financial statements.

Consolidated Outlook for 2006
In 2006, Cameco expects consolidated revenue to grow by more than 40% over 2005 due to the improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 28% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 20% higher due to a stronger realized price and increased sales volumes. We also anticipate that revenue from the conversion business will be about 20% higher than in 2005 due to an anticipated 15% increase in sales deliveries and an increase in the average realized selling price.
BPLP earnings in 2006 are projected to be marginally higher than in 2005 mainly because of fewer outages. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Gold production in 2006 is forecast at 729,000 ounces, a decline of about 7% from 2005. Unit costs are expected to increase primarily due to lower ore grades at the Boroo and Kumtor mines and lower recovery at Kumtor.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,
•	no disruption of supply from our facilities or third-party sources, and
•	a US/Canadian exchange rate of $1.16.
Administration costs are projected to be about 10% greater than in 2005. The increase in administration reflects higher charges for stock compensation, business development and costs to maintain the workforce. Exploration costs are expected to be about $55 million in 2006. Of this, $32 million is targeted for uranium.
For 2006, the effective tax rate is expected to be in the range of 15% to 20%. This range is based on the projected distribution of income among the various tax jurisdictions being similar to that of 2005.
In 2006, we expect total capital expenditures, including the gold business, to increase by 70% to $484 million. Capital expenditures are classified as growth or sustaining. Growth capital is defined as capital spent to bring on incremental production plus business development initiatives. The remainder is classified as sustaining capital. Cameco expects it will have sufficient debt capacity and cash from operations to fund our capital expenditure program.
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Capital Expenditures

(Cameco’s share in $ millions)	2006 Plan	2005 Actual
Growth Capital
McArthur River	4	9
US ISL	5	—
Cigar Lake	90	81
Conversion Services	3	—
Inkai	35	18
Centerra[1]	100	22
Total Growth	237	130

Sustaining Capital
McArthur River/Key Lake	42	22
US ISL	28	19
Rabbit Lake	32	13
Conversion Services	38	18
Bruce Power (BPLP)[2]	39	23
Centerra[1]	18	18
Other	22	16
Total Sustaining	219	129

Capitalized interest	28	26
Total	484	285

[1]	Represents 100% of Centerra’s expenditures.

[2]	Includes Cameco’s proportionate share from November 1, 2005 forward.
For growth projects, total expenditures are projected to be $237 million, an increase of $107 million compared to 2005. The increase is attributable to:
•	development activity at Cigar Lake and Inkai,
•	expansion of production capacity at McArthur River and US ISL mines, and
•	equipment and infrastructure expenditures to increase mine life at Kumtor.
Expansion at McArthur River and development at Inkai are subject to regulatory approvals.
We expect sustaining capital expenditures to be higher in 2006 than in 2005 due to ongoing mine development work at McArthur River and Rabbit Lake, establishing freeze walls for two new mining areas at McArthur River, water treatment projects at Key Lake and Rabbit Lake, and well field expansions at the US ISL operations. Sustaining capital expenditures will also increase at conversion services to improve production processes and meet new regulatory requirements.

Liquidity and Capital Resources
OVERVIEW
Financial liquidity represents the company’s ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.
In 2005, Cameco issued $300 million of 10-year, 4.7% unsecured debentures, maturing September 16, 2015. Cameco also extended its revolving credit facility by one year to be available until November 30, 2010. In December, we announced our intention to redeem in full $100 million of 6.9% debentures, due July 12, 2006 and $50 million of 7% debentures, due July 6, 2006. The total redemption price of $152 million plus accrued interest was paid on January 17, 2006.
INDICATORS DEFINED
Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.
Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds.
Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less
Liquidity Indicators

	2005	2004	2003	2002	2001
Cash provided by operations ($ millions)	278	228	250	241	102
Cash provided by operations/net debt* (%)	118	69	48	66	20
Net debt*/total capitalization (%)	9	13	22	18	24

*	Total debt less cash and cash equivalents based on consolidated amounts.
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reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations. At December 31, 2005, the consolidated cash balance totalled $623 million, with Centerra holding about $236 million of this amount for its own use.
CREDIT RATINGS
Cameco has one series of senior unsecured debentures outstanding and is a frequent issuer of commercial paper. On January 17, 2006, Cameco redeemed in full $100 million of 6.9% debentures, due July 12, 2006 and $50 million of 7% debentures, due July 6, 2006. Moody’s Investors Service had been specifically contracted to rate these debentures and performs no other services for Cameco. As a result, effective January 17, 2006, Moody’s withdrew its rating related to Cameco.
The following table provides Cameco’s remaining third-party ratings for our commercial paper, senior debt and convertible debentures, as of December 31, 2005.
Credit Ratings

Dominion Bond Rating
Security	Service Limited	Standard & Poor’s
Commercial Paper	R-1 (low)	A-2
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated
DEBT
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements.
Cameco has access to approximately $750 million in unsecured lines of credit. Commercial lenders have provided a $500 million unsecured revolving credit facility, available until November 30, 2010, with annual extension provisions. Up to $100 million of this facility can be used to support letters of credit. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2005, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing commercial paper up to a maximum of $400 million. To the extent necessary, we use the revolving credit facility to provide liquidity support for our commercial paper program. At December 31, 2005, there were no amounts outstanding.
Cameco also has agreements with various financial institutions to provide up to approximately $250 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. Outstanding letters of credit at December 31, 2005 amounted to $207 million.
Cameco has operated within the investment-grade segment (high-credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, it was readily available during 2005.
DEBENTURES
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015. On January 17, 2006, Cameco redeemed $100 million of 6.9% senior unsecured debentures and $50 million of 7% senior unsecured debentures for a total redemption price of $152 million plus accrued interest.
CONVERTIBLE DEBENTURES
Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum,
Contractual Cash Obligations
As at December 31, 2005
($ millions)		Due in Less	Due in 1-3	Due in 4-5	Due After 5
	Total	Than 1 Year	Years	Years	Years
Long-term debt[1]	884	157	16	22	689
Interest on long-term debt	240	26	51	51	112
Other liabilities	111	14	18	15	64
Unconditional product purchase obligations[2,3]	1,231	165	305	280	481

Total contractual cash obligations	2,466	362	390	368	1346

[1]	Includes the unamortized value of the conversion option associated with the convertible debentures. See note 6 to the consolidated financial statements.

[2]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2005 rate of $1.1659.

[3]	Virtually all of Cameco’s product purchase obligations are under long-term, fixed-price arrangements.
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Commercial Commitments
As at December 31, 2005
($ millions)	Total amounts
committed
Standby letters of credit[1]	207
Bruce Power Limited Partnership guarantees[2]	184
Kumtor Gold Company purchase commitments[3]	72

Total commercial commitments	463

[1]	The standby letters of credit maturing in 2006 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2005, Cameco’s total commitment for financial assurances given on behalf of BPLP is estimated to be $184 million. See note 16 to the consolidated financial statements.

[3]	In 2005, Kumtor Gold Company entered into contracts to purchase plant and equipment for $62 million (US). These commitments are expected to be settled in 2006. Converted to Canadian dollars at the December 31, 2005 rate of 1.1659.

mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued interest. Refer to note 6 in the notes to consolidated financial statements.
DEBT COVENANTS
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2005, Cameco met these financial covenants and does not expect its operating and investment activities in 2006 to be constrained by them.
COMMERCIAL COMMITMENTS
At December 31, 2005, commercial commitments included standby letters of credit of $207 million and financial guarantees for BPLP of $184 million.
In 2005, Kumtor Gold Company entered into contracts to purchase plant and equipment for $62 million (US). These commitments are expected to be settled in 2006.

2003–2005 Consolidated Financial Highlights
The following points are intended to assist the reader in analysing the trends in the annual financial highlights for the years 2003 through 2005.
•	Revenue has trended higher over the three-year period, rising by 59% over 2003. More than half of this increase was related to the gold business where revenues have increased due to the commissioning of the Boroo mine in 2004 as well as a change in ownership interest in the Kumtor gold mine in the same year, which resulted in the full consolidation of Kumtor’s results.
•	Revenue has also been influenced by improved prices in the uranium and conversion services businesses. Our realized price for uranium concentrates has increased consistently over the three-year period, averaging $20.14 (Cdn) per pound in 2005 compared to $16.08 (Cdn) per pound for 2003, a 25% improvement. We have also seen consistent improvement in the price for conversion services, where our average realized price has risen by 10% during the period.
•	Earnings from operations have also trended higher during the period but the rise has been tempered by higher costs for product sold, higher administration charges and greater investment in exploration. The increase in the cost of sales was attributable to higher costs for purchased uranium and conversion services, driven by rising spot prices. Our administration costs have risen significantly over the three-year period due to establishing Centerra as a separate publicly traded company, higher stock compensation expenses and higher costs for regulatory compliance.
•	Net earnings have not trended with revenue due to two main reasons. First, our results are significantly influenced by operating results from Bruce Power. Until November 1, 2005, we used the equity method to account
2003–2005 Consolidated Financial Highlights
For the year ended December 31
($ millions except per share amounts)	2005	2004	2003
Revenue	1,313	1,048	827
Earnings from operations	123	125	75
Net earnings	218	279	208
Earnings per share — basic[1]	0.63	0.81	0.62
Earnings per share — diluted[1]	0.60	0.78	0.61
Adjusted net earnings[2]	211	185	127
Cash provided by operations	278	228	250
Total assets	4,773	4,052	3,431
Long-term financial liabilities	1,654	1,306	1,346
Dividends per common share	$0.12	$0.10	$0.10

[1]	Data reflects the stock split on February 17, 2006 and a previous stock split on December 31, 2004.

[2]	Net earnings for 2005 have been adjusted to exclude $7 million in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares ($69 million) and the loss recognized in restructuring the Bruce Power Limited Partnership ($62 million). 2004 net earnings were adjusted to exclude a gain of $94 million (after tax) on the restructuring of our gold business. 2003 net earnings were adjusted to exclude income tax recoveries of $81 million as the result of changes in tax legislation.
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for the investment in Bruce Power and therefore no revenue was recorded prior to the time. Second, our earnings have been influenced by unusual, one-time items over the past three years. In 2003, we recorded income tax recoveries of $81 million as the result of changes in tax legislation. In 2004, we recorded a gain of $94 million (after tax) on the restructuring of our gold business. In 2005, there were two such items: 1) the disposition of our investment in ERA which resulted in a gain of $69 million (after tax), and 2) the restructuring of the BPLP partnership which resulted in an after-tax loss of $62 million.
•	Excluding the adjustments noted above, net earnings have increased by 66% in 2005 over the $127 million recorded in 2003. The 46% increase to $185 million in 2004 from 2003 was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power. The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from Bruce Power benefited from a 37% increase in generation as a result of the restart of two A reactors (units 3 and 4). Results from the gold business improved due to increased production and a higher realized selling price. The improvement in net earnings from 2004 to 2005 was due largely to improved results in our uranium business and higher earnings from Bruce Power. The higher earnings were partially offset by reduced earnings in gold as well as higher charges for administration and exploration. The improvement in the uranium profits was due to the higher average realized price, which was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price. The earnings from Bruce Power benefited from a 23% increase in its average realized price to $58.00 per MWh as a result of higher electricity spot prices.
•	In 2005, Cameco generated record cash from operations of $278 million compared to $228 million in 2004. This increase of $50 million was mainly attributable to higher revenues in the uranium and gold businesses compared to the previous year and cash distributions received from BPLP. Cash from operations of $228 million in 2004 represented a decline of $22 million compared to the $250 million recorded in 2003. This decrease was primarily due to an increase in inventory levels during 2004.
•	The major components of Cameco’s long-term financial liabilities are long-term debt, future income taxes and provision for reclamation. In 2005, Cameco’s total long-term financial liabilities rose to $1,654 million from $1,306 million at the end of 2004 due primarily to a $340 million increase in long-term debt. This increase was attributable to a $300 million debenture issue and the proportionate consolidation of financial results from BPLP, which added $204 million to long-term debt. These increases were partially offset by the repayment of commercial paper during the year. Also, on January 17, 2006, Cameco redeemed $100 million of 6.9% senior unsecured debentures and $50 million of 7% senior unsecured debentures for a total redemption price of $152 million plus accrued interest.
•	At the end of 2005, Cameco’s total assets amounted to $4,773 million, an increase of $721 million over the previous year. Most of the increase was due to the proportionate consolidation of financial results from BPLP. In addition, the cash balance rose by $434 million during the year. The company used $152 million to redeem outstanding debentures in January 2006. During 2004, total assets increased to $4,052 million from $3,431 million at the end of 2003. The primary reason for this increase was the restructuring of the company’s gold business which resulted in the full consolidation of Kumtor Gold Company whereas it had previously been proportionately consolidated. As a result of the restructuring, Cameco recorded goodwill amounting to $187 million.

Outstanding Share Data
On January 31, 2006, Cameco announced that its board of directors had approved a two-for-one stock split of the company’s outstanding common shares. This was completed through a stock dividend with all shareholders receiving one additional share for each share owned on the record date of February 17, 2006.
After giving effect to the stock split, there were 349.6 million common shares and one Class B share outstanding at December 31, 2005. In addition, there were 8.7 million stock options outstanding with exercise prices ranging from $3.13 to $35.88 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity. See notes 6, 9 and 17 of the consolidated financial statements.

Risks and Risk Management
Cameco attempts to mitigate risks that may affect its future performance through a systematic process of identifying, assessing, reporting and managing risks of corporate significance.
M A N A G E M E N T ’S    D I S C U S S I O N   & A N A L Y S I S

Management and the board, both separately and together, discuss the principal risks of our businesses, particularly during the strategic planning and budgeting processes. The board sets policies for the implementation of systems to manage and monitor identifiable risks. The nominating, corporate governance and risk committee is responsible for the oversight of risk management. Management has developed and implemented an enterprise risk management system that reports quarterly to this committee and annually to the board. This enhances the directors’ understanding of the principal business risks facing Cameco and improves the company’s risk management systems. The reserves oversight committee oversees the estimation of our reserves and the risks inherent in this estimation. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews systems and performance related to safety, health and environmental risk.
The following discusses our approach to managing our most significant risks that may affect our future performance. Also, see the discussion of the company’s risk factors contained in Cameco’s annual information form and that are likely to influence investors’ decisions to purchase or sell our securities. The annual information form is filed on SEDAR at sedar.com and available on the company’s website at cameco.com.
BUSINESS RISKS
REGULATORY APPROVAL AND EXPEDIENCY
Regulators must approve the construction, startup, continued operation and decommissioning of most of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters, including the management of hazardous wastes and materials.
Significant economic value is dependent on our ability to obtain and renew the licences and other approvals necessary to operate. Failure to obtain regulatory approvals or failure to obtain them in a timely manner would result in project delays or modifications, leading to higher costs. In the extreme, a project may be suspended or terminated, which would negatively impact future earnings and cash flow. For example, we have applied or will be applying for licence renewals and amendments for many of our uranium and fuel services operations.
In November 2004, we submitted an environmental assessment for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds U3O8 per year from 18.7 million pounds. Currently, the CNSC is considering the appropriate process to complete its review of the potential impacts associated with this proposed expansion. Specifically, the CNSC is considering the significance of the local impact of the accumulation of trace elements in the effluent. We are looking at technical solutions to reduce and/or remove these trace elements from the effluent. We do not know which solutions will ultimately be used and as such we are unable to provide an estimate of cost for mitigation at this point.
We had expected to receive this licence amendment in 2005. If approval is received, we expect it will take about two years to ramp-up production to a sustained planned production rate of approximately 21 million pounds per year. This production rate may change as we gain experience in ramping up production at this operation. Our share of the planned annual production increase of 2.3 million pounds U3O8 is 1.6 million pounds. The financial impact of not receiving the licence sooner is the loss of potential sales revenue and earnings.
We decided in 2005 not to proceed with the SEU blending project at our Port Hope conversion facility. The resulting public communication process affected the regulatory approval process, all of which took longer than anticipated. As a result, we are using other SEU blending suppliers to meet Bruce Power’s project schedule.
Going forward, we will take a more consultative approach to community relations. For example, we initiated a community consultation process for the Port Hope Vision 2010 project to get public input early in the planning stage. The consultation process alone will cost in excess of $200,000. The impact of addressing the potential recommendations resulting from the process will most likely add costs to the project, but we are too early in the process to quantify.
In 2006, we will apply for licence renewals for all three fuel services facilities. Each of the existing five-year licences expires in early 2007. If we do not receive our licences in a timely manner, this could result in a loss of production and potentially reduce earnings. The licence renewal process could also lead to amendments to the operating licences, which may result in higher costs or provide additional financial assurances for decommissioning.
In addition to its licence renewal, Zircatec will be applying for a licence amendment to allow the commercial manufacturing of the new fuel containing SEU. If Zircatec does not receive its licence amendment for new fuel, this would mean a loss of potential revenue and an inability to supply Bruce Power with SEU fuel. Bruce Power would have to continue to use natural UO2 fuel as there are no alternatives that can be used in the near term. This could lead to Bruce Power being de-rated, which would lead to lower output and possibly higher unit costs for Bruce Power. The effect to Cameco would be reduced earnings from Bruce Power.
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We have also applied to expand the capacity of the Blind River refinery to support our agreement with Springfields and to add pollution control equipment at our incinerator. If we do not receive approval for the licence capacity expansion at Blind River, it would result in reduced production either at our Port Hope conversion facility or the Springfields facility. The combined production from the two facilities would be limited to 15 million kgU to 16 million kgU. One mitigation measure we have taken to address the risk of delay in regulatory approval is to increase our level of UO3 inventory.
Cameco is currently preparing supporting documentation for an operating licence application for the Cigar Lake project. CNSC staff and Cameco are also reviewing requirements to allow the transition from a construction to an operating licence. Specifically, we are discussing the process of commissioning the mining and ore processing equipment, after the CNSC is satisfied that the project can advance towards full-scale operation. Cameco needs to apply for an operating licence by early 2007 to allow for mine production in the first half of 2007. If these approvals are not received in a timely fashion, we would face a delay in commencing operations, which would result in the loss of sales and revenue. Cameco’s share of production from Cigar Lake, at full production, is expected to be 9 million pounds annually. Through its experience in constructing and operating uranium mines in Saskatchewan, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Saskatchewan. Based upon its experience to date, Cameco believes that all permits and approvals required for the construction and operation of the Cigar Lake mine will be obtained in a timely fashion.
At the Inkai project, there are two production areas currently in development (blocks 1 and 2). In 2005, the regulatory authorities approved the EA and design plan for a commercial processing facility in block 1 and we began construction. In 2007, we expect to complete and begin commissioning the commercial facility, subject to regulatory approvals. We expect commercial production in 2007. We will apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008. Production from block 1 and 2 is expected to total 5.2 million pounds by 2010. If these approvals are not received in a timely fashion, we could face a delay in commencing operations, which would result in the loss of sales and revenue. Cameco’s share of production from Inkai, at full production, is expected to be 3.1 million pounds annually. Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and based upon its experience to date, Cameco believes that all permits and approvals required for operation of the new ISL mine will be obtained in a timely fashion.
Cameco expends significant financial and managerial resources to comply with laws and regulations. A standards and policy department was established in 2005 to enhance the integration of the safety, health and environmental management systems. During 2005, we adopted a new safety, health and environment policy which moves us beyond compliance to a leadership role.
ENVIRONMENTAL REGULATIONS
Environmental regulation affects nearly all aspects of Cameco’s operations, imposing very strict standards and controls. Regulation is becoming more stringent in Canada and the US. For example, changes to our operational processes are increasingly subject to regulatory approval, which may in turn result in delays due to the longer and more complex regulatory review and approval processes. These increasing requirements are expected to result in higher administration costs and capital expenditures for compliance.
Changes to environmental regulation could impose further requirements on companies involved in the nuclear fuel cycle. Such changes could include more stringent regulation on emissions and water quality standards, and on property decommissioning and reclamation. These changes could affect Cameco’s operational costs, or future decommissioning costs, or lower production levels, negatively impacting future earnings and cash flow.
One example of a regulatory change that impacted our costs was the requirement to implement a quality management system (QMS) at all our Canadian sites including the head office. We implemented the QMS at our Canadian uranium operating sites and at the required head office departments by the end of 2005. In 2006, we are working to extend QMS to include our US sites and the Inkai project. The direct corporate cost of implementing QMS from 2003 to 2005 totalled approximately $1.2 million. There are also indirect costs related to the sites and corporate office. These indirect costs have not been tracked separately but are included in ongoing operating costs.
Cameco seeks to reduce its environmental impacts as one way to mitigate risks from changes in environmental regulations. For example, at the Port Hope conversion facility, emissions of uranium to air have been reduced by 88% since 1995 through the installation of new equipment and changes to operating procedures.
The historical trend toward stricter environmental regulation is likely to continue. Cameco is investing more capital to improve technical processes in order to lessen our environmental impact.
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Going forward, since regulatory requirements change frequently, are subject to changing interpretations and may be enforced in varying degrees in practice, we are unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
LIMITED NUMBER OF CUSTOMERS
The nuclear industry is highly consolidated. As a result, Cameco relies on a relatively small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. BPLP also relies on a number of major customers for its sales and Zircatec has a significant portion of its sales committed to BPLP and Bruce A Limited Partnership. The loss of any of these large customers, or the reduction in product purchases by these customers, could have a material adverse effect on Cameco’s financial condition, liquidity and results of operations.
Uranium and Conversion Services
For the period 2006 through 2008, our five largest customers are anticipated to account for about 35% of our contracted supply of U3 O8 . For the period 2006 through 2008, our five largest UF6 conversion customers are anticipated to account for approximately 34% of our contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian Candu heavy water reactors with sales to its largest customer, Ontario Power Generation (OPG), accounting for approximately 39% of the company’s UO2 sales in 2005. For 2005, one customer of Cameco’s uranium and conversion services amounted to $135 million or 16% of our combined revenue from those businesses.
We have worked hard to build long-term, trusting relationships with our customers. In addition, Cameco continues to implement a strategy that focuses on achieving longer contract terms. Today, new contracts tend to reflect delivery terms up to 10 years or more. Our current contract portfolio for uranium and conversion services has contract terms averaging about seven years. Cameco has never had a customer default while it was under contract to purchase uranium or conversion services.
While there are a small number of buyers for uranium and conversion services, there are also a small number of suppliers. As such, customers have limited opportunity to exclude the major producers from their contracting activities.
In 2004, the most recent data available by producer, world production was 105 million pounds U3 O8. Eight producers including Cameco provided more than 80% of this production. World production for 2005 is estimated at 108 million pounds, up 3% from 2004, largely as a result of incremental increases in production at existing mines. Cameco accounted for 20% of world production in 2005.
There are four significant producers of UF6 conversion services in the western world. Cameco controls almost 40% of the production capacity.
Zircatec
Sales to Bruce Power represent almost all of Zircatec’s sales. There are two suppliers of Candu fuel bundles and Cameco owns one of them. The capacity of the two producers currently exceeds demand but neither producer alone can supply all of the demand. As such, the buyers have a vested interest in ensuring both fuel suppliers remain in business.
Bruce Power
BPLP also relies on some major customers for its electricity sales. During 2005, electricity revenue from one customer of BPLP represented about 11% of BPLP’s total revenue.
In Ontario, during periods of peak demand there is a shortage of electrical generation capacity and BPLP is well positioned as a baseload supplier and has the capacity to supply about 17% of Ontario’s electricity.
RESERVE ESTIMATES
Our uranium reserves are the foundation of the company and fundamental to our success. Uranium reserves and resources are estimated on a number of variables and assumptions, including geological interpretation, commodity prices and operating and capital costs. If our reserves or resource estimates are inaccurate or reduced in the future, it could have an adverse impact on our future cash flows and earnings. For example, if there are fewer reserves at any site, our future earnings would decrease from reduced sales and higher depreciation costs. Depreciation of mine assets is generally calculated over the mine life. A decrease in actual reserves could decrease the mine life, which would result in increased depreciation expenses over the same period of time.
The mine life at McArthur River is not at risk as it has more than 20 years of reserves at the current production level. At Rabbit Lake, the current reserves sustain mill production until 2007. We are seeking to extend the mine life by conducting exploration drilling near the mine and have been successful in the past. At the Kumtor gold mine, the mine life has been extended by almost three years to 2013. The Boroo gold mine life has been extended by one year to 2011.
Cigar Lake is scheduled to come into production in 2007. After a ramp-up period of up to three years, Cigar Lake is expected to produce 18 million pounds U3 O8 annually. At the end of 2005, Cigar Lake had 231.5 million pounds of proven and probable reserves. Cameco’s share of production and reserves is 50%.
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Inkai is expected to start commercial production in 2007. We expect Inkai to ramp-up to full production of 5.2 million pounds U3O8 per year by 2010. At the end of 2005, Inkai had 114.4 million pounds of proven and probable reserves. Cameco’s share of production and reserves is 60%.
We have had two reserve reclassifications at McArthur River in 2003 and 2005. As discussed in the “Uranium Business” section of this MD&A, we are considering using the boxhole boring mining method rather than raise boring in upper zone #4 because it will allow development from a preferred location. Until Cameco has fully developed and tested the boxhole boring method, there is uncertainty in the estimated productivity. As a result, Cameco reclassified 108.2 million pounds U3O8 from proven to probable reserves at McArthur River (Cameco’s share is 75 million pounds) in 2005. Cameco does not expect this change to significantly impact its long-term production plans. Production from this zone is scheduled to begin in 2012.
In addition, the revisions to the proposed mining plan for the upper zone #4 and re-interpretation of a small portion of zone #2 resulted in a decrease of 12.9 million pounds U3O8 (Cameco’s share is 9 million pounds) in proven reserves at McArthur River in 2005.
In 2003, we reclassified 51.8 million pounds U3O8 of proven to probable reserves at McArthur River. (Cameco’s share is 36 million pounds). Cameco decided to review the reserves classification because of the uncertainty associated with the productivity of using other mining methods at McArthur River. We were considering, on a conceptual basis, using jet boring and boxhole boring mining methods. We have tested jet boring at Cigar Lake and boxhole boring at Rabbit Lake and Cigar Lake with successful results. Jet boring and boxhole boring have not been tested locally at McArthur River and for that reason the reserves were reclassified from proven to probable.
Reserve estimates are based on our knowledge, mining experience and analysis of drilling results. We estimate reserves and disclose them in a manner that conforms to industry practices and applicable regulations including National Instrument 43-101.
While we believe the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon geological and statistical inferences which may ultimately prove inaccurate.
LABOUR RELATIONS
Cameco has unionized employees at its McArthur River mine, Key Lake mill and Port Hope conversion and fuel manufacturing facilities. The collective agreement for unionized employees at McArthur River and Key Lake expired on December 31, 2005. Cameco and union representatives are currently negotiating a new long-term agreement. The collective agreement covering unionized employees at the Port Hope conversion facility was ratified after a seven-week strike in 2004 and will expire on June 30, 2007. This strike resulted in a significant loss of planned UF6 and UO2 production. The collective agreement covering the unionized employees at Zircatec expires on June 1, 2007.
BPLP has 3,700 employees and most of them are unionized. The Power Worker’s Union’s collective agreement expires December 31, 2006. The Society of Energy Professionals’ collective agreement, which began January 1, 2005, expires December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
The Kumtor mine is unionized and all of Centerra’s national employees in the Kyrgyz Republic are subject to a collective agreement between the Kumtor Operating Company (KOC) and the Trade Union Committee. Centerra’s labour relations to date have been generally good and there have been no work stoppages due to labour disputes. However, the Trade Union Committee has recently demanded substantial additional compensation and alleged violations of labour legislation by KOC. KOC does not believe that the Trade Union Committee’s position has merit. However, KOC is in discussions with the Trade Union Committee with a view to resolving the outstanding issues amicably. The collective agreement expires at the end of 2006.
We cannot predict at this time whether we will be able to reach new collective agreements with our unionized employees without a work stoppage. Any lengthy work disruptions could affect our earnings adversely.
COUNTERPARTY RISK
Cameco’s sales of uranium, conversion and fuel manufacturing services expose the company to the risk of non-payment. We manage this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2005, about 4% of Cameco’s forecast revenue under uranium and conversion services contracts, for the period 2006 to 2008, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the Russian HEU commercial agreement and Springfields toll-conversion agreement, exposes the company to the risk of the supplier’s failure to fulfill its delivery commitment.
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MARKET RISKS
PRODUCT PRICES
As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial downturn in prices will negatively affect the company’s net earnings and operating cash flows. Prices for our products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.
Uranium
Uranium spot prices have mostly been in a downturn since the company was formed in 1988. Beginning mid-2003, the uranium price increased rapidly, primarily as a result of market participants recognizing that secondary supplies would contribute less to future supply than anticipated. The following graph shows the month-end uranium spot prices since 1988 in current (i.e. non-inflation adjusted) dollars.
Deliveries under new contracts typically do not begin for up to four years. As a result, many of the contracts in our current portfolio reflect market conditions when uranium prices were significantly lower. Cameco’s current contract portfolio has limited sensitivity to further increases in the spot price over the next three years. For information on Cameco’s sensitivity to spot prices, see “Uranium Price Sensitivity 2006” and “Uranium Price Sensitivity Analysis 2006 to 2008” in this MD&A.
Our strategy for reducing our exposure to volatility in uranium prices is to maintain a long-term contract portfolio that is diversified by price mechanism and delivery date. About 60% of Cameco’s contract portfolio has been priced in relation to a market price (spot or long term) mechanism. Currently, we have been securing attractive floor prices, which provide significant downside protection in the future. The remaining 40% has been sold at a fixed price (usually adjusted for inflation) over the term of the contract. Today, new contracts tend to reflect contract terms of up to 10 years or more. For more information on uranium contracting, see “Uranium Strategies” in this MD&A.
Conversion Services
The majority of our conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio will be positively impacted by higher fixed-price contracts.
Bruce Power
Similarly, Bruce Power reduces price volatility by committing sales under fixed-price contracts. BPLP has 13 TWh sold under fixed-price contracts for 2006. This would represent about 50% of Bruce B’s generation at its planned capacity factor. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
In addition, the Bruce Power restructuring agreement provides for a floor price of $45.00 per MWh (escalated by inflation) for the electricity sold into the spot market. The floor price extends to 2019. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, so that if in the following year(s), the market price exceeds the floor price, Bruce Power would have to pay back the difference between the market and floor price, up to a value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
Gold
Centerra is totally exposed to the fluctuations in the spot market for gold. Centerra plans to leave its gold production unhedged due to the strong industry fundamentals which it expects to continue to put upward pressure on price.
The average spot price for gold increased to $445 per ounce in 2005 compared to $409 per ounce in 2004. For 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $21 million (Cdn), cash flow by about $20 million (Cdn) and net earnings by about $9 million (Cdn).
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FOREIGN EXCHANGE RISK
Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars. As a result, Cameco’s earnings are negatively affected by a strengthening Canadian dollar. During 2005, the Canadian dollar strengthened against the US dollar from $1.20 at December 31, 2004 to $1.17 at December 31, 2005.
We attempt to provide some protection against exchange rate fluctuations by planned currency hedging activity designed to smooth volatility. Therefore, our uranium and conversion revenues are partly sheltered against increases in the Canadian dollar in the shorter term. In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
For more information on our foreign currency hedging program, see the “Foreign Exchange” section under “Uranium Business” in this MD&A.
Our foreign currency hedging program in 2005 provided an incremental $62 million in Canadian dollar revenue. After deducting carrying charges and income taxes, this resulted in an additional $31 million of net earnings.
For 2006, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $4 million (Cdn).
POLITICAL RISKS
POLITICAL INSTABILITY RISK
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. All three countries are developing countries that have experienced political and economic difficulties in recent years. Cameco’s operations and assets are subject to potential risks from actions by governmental authorities or internal unrest.
Losses due to political instability could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to partially mitigate losses.
In looking at political risk in the Kyrgyz Republic, Mongolia and the Republic of Kazakhstan, we have made reference to the Index of Economic Freedom. The Heritage Foundation, a US research and educational institute, in partnership with the Wall Street Journal, publishes the Index of Economic Freedom. The report is an in-depth analysis of 50 independent variables that contribute most directly to economic freedom and prosperity. The index measures factors such as corruption, trade barriers, fiscal burden of governments, rule of law and health, safety, environment and labour regulations in 161 countries. Cameco believes this analysis helps to quantify political risk in developing countries.
Kyrgyz Republic
The 2006 Index of Economic Freedom categorizes the Kyrgyz Republic as “Mostly Free,” with a rank of 71 out of 161 surveyed countries. The Kyrgyz Republic has opened most of its economy to foreign investment and has adopted guarantees, consistent with international standards, against expropriation or nationalization.
To mitigate risk, when Cameco restructured its gold assets into Centerra, Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the government of the Kyrgyz Republic, agreed to retain an ownership interest and, today, owns about 16% of Centerra. The president of Kyrgyzaltyn is currently a member of Centerra’s board of directors. The agreement also provides that Kyrgyzaltyn will maintain ownership of at least 5% of the outstanding common shares at the time the Kumtor restructuring closed, as long as the Kyrgyz government continues to control Kyrgyzaltyn.
In 2005, the Kyrgyz Republic went through a major change in its political life. On February 28, 2005, the 105 member two-chamber parliament ceased to exist and was replaced by a one chamber parliament with 75 seats. The new one-chamber parliament has broader constitutional powers, with certain powers being relinquished to it by the president. These changes were made pursuant to constitutional referendums which were conducted in 2003.
There was political unrest in the lead-up to the new parliamentary elections, which were held on February 27, 2005. As a result, from February 22 to 26, 2005, the Kumtor mine was unable to move employees and supplies to and from the minesite due to roadblocks on public highways. The roadblocks ceased on February 27, 2005 and normal operations resumed on March 2, 2005, with production unaffected.
The parliamentary elections precipitated additional unrest, and on March 24, 2005, President Askar Akayev, who had first been elected to that position in 1990, resigned under allegations of election fraud. The newly elected parliament designated Mr. Kurmanbeck Bakiyev as the acting president. Subsequently, on July 10, 2005, Mr. Bakiyev won a presidential election and was inaugurated as the president
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of the Kyrgyz Republic for a five-year term. Mr Felix Kulov has been appointed the prime minister.
Following the ouster of President Akaev, the new government began various investigations into the activities of the prior government and former President Akaev’s assets. Centerra’s wholly-owned Kyrgyz subsidiary, Kumtor Gold Company (KGC), was included in the list of assets subject to inquiry by a special commission formed for this purposed on April 18, 2005. The commission published a report in June 2005 on its findings that did not contain any allegations against Centerra or its subsidiaries.
The State Audit Chamber of the Kyrgyz Republic was asked by the previous parliament to provide clarification to it with respect to the Kumtor restructuring in 2004. In April, 2005, KGC was requested to provide information with respect to the restructuring. KGC agreed to assist the Chamber in its review. Subsequently, in June 2005, the attorney general’s office requested documents from the KOC and Centerra as part of a criminal investigation into the alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn, KGC and KOC. The investigation was based on previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra responded co-operatively to these requests. Centerra stated publicly that it was not aware of any basis for allegations of criminal conduct, and noted that the Kumtor restructuring had been approved by government decree and was supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring.
None of these inquiries and investigations have resulted in any material negative effect on Kumtor, and to Centerra’s knowledge, are inactive or are currently not being pursued by the Kyrgyz authorities. President Bakiyev and Prime Minister Kulov have also stated on several occasions that the Kyrgyz Republic will honour its agreements with Kumtor and Centerra. Nonetheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the Kumtor project continues to be the subject of political debate.
Although the election of Mr. Bakiyev as president and the appointment of Mr. Kulov as prime minister brought a measure of stability to the Kyrgyz Republic following the events of March, 2005, the political situation in the country continues to evolve. There continues to be a risk of future political instability.
In July 2005, protesters, in an action related to the 1998 cyanide spill, illegally blocked access to the Kumtor mine alleging, among other things, a lack of compensation from the Kyrgyz government. In response to the roadblock the government created a State Committee to inquire into various aspects of the Kumtor operations and the consequences of the spill. Based on the inquiries of the State Committee, the government issued a decree in September, 2005, requesting, among other things, that certain government agencies enter into negotiations with KOC and ask that KOC provide new funds to compensate local residents. Throughout these negotiations KGC’s position continued to be that the settlement agreement was a final settlement of all claims and that any new compensation was the responsibility of the government.
On November 14, 2005 there was a further illegal roadblock by protesters that blocked access to the mine. This roadblock was lifted on November 21, 2005 after further negotiations among the protesters, the government and KGC. As a result of these negotiations, the government acknowledged its responsibility for any new compensation relating to the spill. To assist the government in fulfilling its responsibilities, KGC agreed in principle to make interest-free advances of approximately $4 million (US) to the government.
In December, 2005, Centerra advanced $1 million (US) of this amount to the Issyk-Kul Social Fund. This money was distributed to members of the local communities by a committee created by the government to administer the distribution of compensation. This advance will be repaid from regular ongoing contributions made by KGC to the Issyk-Kul Social Fund pursuant to the Investment Agreement. KGC has proposed terms for further advances and their repayment and expects to reach agreement with the government in the near future. However, if the government and KGC are unable to come to an agreement with respect to further advances to fund compensation, there is a substantial risk of further protests and roadblocks.
Mongolia
The 2006 Index of Economic Freedom categorizes Mongolia as “Mostly Free,” with a rank of 60 out of 161 surveyed countries. According to the International Monetary Fund, in Mongolia “the Law on Foreign Investment guarantees that foreign investors will not be nationalized and that foreign investors will have the right to dispose of their assets.”
In 2000, the Mongolian People’s Revolutionary Party (“MPRP”) won a strong majority in the Mongolian legislature. It continued many of the reform policies and focused on social welfare and public order priorities. In the June 2004 election the MPRP lost its majority but regained it in January, 2005 when several members of the coalition government joined the MPRP to form a coalition cabinet. Presidential elections were held in May 2005, and Mr. Enkhbayar from the MPRP was elected in the first round of voting. In late-2005, the coalition cabinet dissolved, and in early-2006, the Government was reformed and is now dominated by members of the MPRP.
Mongolian minerals legislation is principally governed by the Minerals Law of Mongolia (the “Minerals Law”), which
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was enacted in 1997. The Minerals Law provisions apply to activities and relationships with respect to the exploration for and mining of all types of mineral resources other than water, petroleum and natural gas, although there are other legislative enactments that apply to minerals. In mid-2005, the government was considering proposals to amend the Minerals Law. These proposals had the potential to affect negatively the investment climate for the mining industry, especially foreign investors. The proposals principal effect would have been on new projects rather than existing projects, such as Centerra’s Boroo project. It is not clear whether the newly formed government will proceed with any or all of these proposals, and if the government does proceed, whether they will have a negative effect on the Boroo or Gatsuurt projects.
The foreign investment climate in Mongolia and Kyrgyz Republic appear to be gradually improving, however to partially mitigate losses, Centerra continues to purchase political risk insurance.
Republic of Kazakhstan
According to the 2006 Index of Economic Freedom, Kazakhstan is categorized as “Mostly Unfree”, with a rank of 113 out of 161 countries surveyed. The index also noted that Kazakhstan was among the 10 most improved countries. To mitigate risk at our Inkai project, we formed a strategic alliance, through a joint venture, with KazAtomProm, a state-owned entity of the Republic of Kazakhstan. Cameco has agreed to provide funding of up to $100 million (US) to the Joint Venture Inkai for project development. We have also agreed to invest at least $4 million (US) over the next four years on sustainable development activities. To date, the Kazakhstan government has supported the project. In the event of a dispute arising at our foreign operations at Inkai, the dispute will be submitted to international arbitration. Cameco also continues to purchase political risk insurance to partially mitigate losses.
Cameco and Centerra practise the principles of sustainable development — to be a leader in business ethics, workplace safety, environmental protection and community economic development. As a result, we believe our commitment to sustainable development will further enhance our goal of becoming a partner of choice for governments and state owned enterprises where we operate.
RESTRUCTURING OF ONTARIO’S ELECTRICITY INDUSTRY
Through Cameco’s investment in BPLP, we are exposed to various business risks associated with the generation and marketing of electricity. In Ontario, political risk results from uncertainty over the future direction of government energy policies. BPLP sells electricity into the wholesale spot market and the contract market.
In Ontario, the retail and wholesale power markets were deregulated in May 2002. Due to a number of factors, including weather, electricity spot prices climbed to an average of $83.00 per MWh in September 2002 compared to an average price before deregulation of about $38.00 per MWh. In response, the Ontario government abandoned the deregulation of the retail electricity market and froze retail market prices at $43.00 per MWh for smaller consumers. In April 2004, a new pricing plan was implemented which fixed the first 750 kWh of consumption at $47.00 per MWh and monthly consumption above that level at $55.00 per MWh. More recently, the government has moved to gradually introduce the “true cost” of electricity into the retail market using an annual adjustment mechanism.
To mitigate price increases, the government has caused its provincially owned utility OPG to provide fixed rates for large industrial electricity users to allow them a transition to a market rate.
In 2005, the government set an average price of $45.00 per MWh on the output of OPG’s regulated assets, which include OPG’s baseload nuclear and large hydro plants. The new prices took effect on April 1, 2005 and will stay in place until the Ontario Energy Board sets new prices, no earlier than March 31, 2008. The government also set a new price limit of $47.00 per MWh on most of the output from OPG’s unregulated assets, which include 85% of OPG’s coal fired and smaller hydro operations that are not included in its regulated assets. The price limit was to act as a transitional measure from April 1, 2005 to April 30, 2006.
In February 2006, the Ontario government extended the transition rate for OPG’s unregulated assets for three years (2006 to 2008). The rate per MWh will be $46.00, $47.00 and $48.00 in each of the three years. Bruce Power expects this action may depress the wholesale contract market, which remains unregulated. BPLP sells all of its production into the wholesale contract and spot markets. Given the constant struggle between encouraging new supplies of electricity and providing low electricity costs to users, uncertainty for Ontario electricity generators continues.
BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks. BPLP receives a reliable stream of revenue from fixed price contracts. Approximately 48% of BPLP’s output was sold under fixed-price contracts in 2005. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, the Bruce Power restructuring agreement provides for a floor price of $45.00 per MWh (escalated by inflation) for the electricity sold by the Bruce B reactors into the spot market.
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There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, we believe the risk that the wholesale market will be regulated is low. Ontario imported 11 TWh in 2005, up from the previous year when imports totalled 9.7 TWh. The IESO is responsible for managing Ontario’s bulk electricity system and operating the wholesale electricity market.
Ontario’s demand for electricity continued to increase. Ontarians consumed a total of 157 TWh, an increase of just over 2% from 2004. This is partly due to increased load from air conditioners during the hot summer.
In February 2006, the IESO issued its first Ontario Reliability Outlook, which reports on progress of the inter-related generation, transmission and demand projects underway to meet future reliability needs of the province. The IESO noted that, “aging generating units, constraints on the transmission system, under investment in the past decade, the continued growth in demand, and the provincial government’s coal replacement plan are factors contributing to the need for new facilities and increased demand response.”
OPERATIONAL RISKS
OVERVIEW
Cameco’s businesses are subject to a number of operational risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents; fires; blockades or other acts of social or political activism; changes in the regulatory environment; impact of noncompliance with laws and regulations; natural phenomena; encountering unusual or unexpected geological conditions; and technological failure of mining methods.
We also contract for the transport of our uranium and uranium products to refining, conversion, fuel manufacturing, enrichment facilities and nuclear facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the company to transportation risks. The potential risk is damage to the environment from a transportation incident, which results in a spill of product. We may be held liable as owner of the product. This could damage our reputation, which could make it more difficult to ship our products.
Although we maintain insurance to cover some of these risks and hazards in amounts we believe to be reasonable, this insurance may not provide adequate coverage in all circumstances.
ENGINEERING AND TECHNICAL
Water Inflow
Due to the unique geological conditions of the deposits at McArthur River and Cigar Lake, some technical challenges exist, including the potential inflow of water into a mine. In April 2003, a water inflow into the McArthur mine suspended mining for nearly three months. Similar difficulties could result in lower uranium production levels. Our sales were not impacted as we made deliveries from inventory and purchased uranium. The impact to net earnings was an increase in costs of $24 million to rehabilitate the mine. As a result of the water inflow, we significantly increased our pumping and water treatment capacity which resulted in increased expenditures of almost $19 million.
Cameco has operational controls in place to reduce this uninsurable risk including detailed procedural training for all employees, equipment inspections and testing, weekly inspections by our engineers, quarterly third-party inspections by engineering consultants and, in the Cigar Lake mine design, the incorporation of watertight bulkheads.
Jet Boring Mining Method
At Cigar Lake, the major technical factors influencing the mining method selection include ground stability, control of groundwater, radiation exposure, and ore handling and storage. Various studies on ground conditioning and nonentry mining methods were conducted. A decade-long test mine program resulted in the selection and validation of the jet boring mining method.
The overall test mine program was considered successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for unforeseeable technical challenges exist. We are confident that our engineers will be able to solve the challenges that may arise during the initial ramp-up period, but failure to do so would have a significant impact on Cameco. We could experience a delay in production startup, which would result in the delay of sales and revenue. Costs would likely rise as we examined solutions to deal with the technical challenges. Given that we cannot foresee what these solutions might be, we cannot predict the costs at this time.
Boxhole Boring Mining Method
We are testing the effectiveness of using the boxhole boring method at McArthur River to mine parts of the orebody. While we have confidence our engineers will be able to successfully test this mining method, failure to do so could significantly impact the company. We could see a decrease in production, which would result in a loss of sales and revenue.
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Kumtor Highwall Ground Movement
The current pit design is a response to the pit wall failure in 2002 at the Kumtor mine, also referred to as the “highwall ground movement,” which resulted in the temporary suspension of operations. While some ground movement is common, this was a significant and unexpected movement, which affected the pit wall over a vertical distance of 280 metres and caused one fatality. Although mine production resumed seven days later in an area away from the pit wall failure, the highwall ground movement led to a considerable shortfall in 2002 gold production because a high-grade zone was rendered temporarily inaccessible to mining. As of December 31, 2004, the entire area affected by the highwall ground movement had been mined out.
Following the highwall ground movement, Centerra’s geotechnical consultant assessed the potential explanations for the pit wall failure and provided guidance with respect to remedial and long-term pit shape design criteria that would reduce the possibility of a recurrence. A detailed surface mapping program and geotechnical drilling program was designed and initiated to provide further information on the cause of the highwall ground movement. Evaluation of the data resulting from the additional investigation programs has led to a revision of the geological model in the area of the northeast wall and reformulated slope design criteria for the final pit. The integration of the revised geology into the slope design process has allowed Centerra to develop a revised mining plan based on the geotechnical consultant’s recommendations, which provides for greater pit wall stability.
In February 2004, some movement in the southeast wall of the Kumtor open pit was detected by the monitoring system. A crack was also discovered at the crest of the wall. The affected area of the southeast wall extends over a face length of about 300 metres and a wall height of about 200 metres. This area has now been mined out. In February 2006, additional minor movement was detected. Remedial recommendations of Centerra’s geotechnical consultants have been implemented. Kumtor will continue to closely monitor the southeast wall.
RECLAMATION AND DECOMMISSIONING
The company plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements.
Periodically, Cameco re-estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2005, the total estimate was $239 million, which is the undiscounted value of the obligation. Most of these expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of total estimated decommissioning and reclamation costs are expected to be incurred over the next five years. See note 7 to the consolidated financial statements.
At the end of 2005, Cameco’s accounting provision for future reclamation costs totalled $168 million, which represents the present value of the $239 million mentioned above. To provide financial assurances for these costs, Cameco has provided letters of credit, where required. Cameco’s LOCs totalled $207 million at the end of 2005, of which $203 million was related to reclamation and decommissioning activities.
Since 2001, all Cameco’s North American operations have in place LOCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
As part of the upcoming licence renewals for our Port Hope and Blind River operations, we will be reassessing our decommissioning estimates. This could result in the need for additional LOCs to cover the new estimates in 2006 or 2007.
SAFETY, HEALTH AND ENVIRONMENT
Cameco is subject to the normal worker health, safety and environmental risks associated with all mining and chemical processing. In addition, our workforce faces other risks associated with radiation related to uranium mining and milling, and fuel services operations.
Over the last few years Cameco has been implementing a QMS that recently also integrates our environmental management and health and safety management systems. The environmental management system for Cameco’s uranium facilities at McArthur River, Key Lake, Blind River, Port Hope and Crow Butte are each ISO 14001 certified. The Smith Ranch-Highland mine in Wyoming and the Inkai test mine in Kazakhstan are in the process of obtaining ISO 14001 certification.
Monitoring and reporting programs for environmental, health and safety performance in all our operations are in place, to ensure that environmental and regulatory standards are met. For 2005, we invested about $20 million for environmental monitoring, protection, assessment and safety and health programs. Inspections and assessments are also designed to provide these assurances. Contingency plans are in place for a timely response to an environmental event.
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ELECTRICITY BUSINESS
The capacity factor is directly related to the operating performance of Bruce Power’s generating assets. The capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale. Bruce Power’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages extending significantly beyond their scheduled periods or if there are unplanned outages for an extended period of time. The impact of lower capacity factor is reduced electricity sales and revenue.
For example, in 2005 we expected Bruce Power’s average capacity factor for all six units to be 85% compared to the 80% that was ultimately achieved. This reduction in capacity factor is equivalent to about 2 TWh, which is additional output that could have been sold by Bruce Power. On the other hand, if there is reduced generation capacity available to the market, that will typically cause electricity prices to rise, which can partially offset the loss in sales volume.
Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels. In 2006, BPLP plans to invest $69 million in sustaining capital.
  Disclosure Controls and Procedures
As of December 31, 2005, we evaluated our disclosure controls and procedures as defined in the rules under the US Securities and Exchange Commission and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of management, including the president and chief executive officer and the chief financial officer. Based on that evaluation, the president and chief executive officer and chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in our internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
  Critical Accounting Estimates
Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting estimates reflect its more significant judgments used in the preparation of the consolidated financial statements.
Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.
Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings. Cameco accounts for its obligations associated with the retirement of tangible long-lived assets in accordance with CICA Handbook Section 3110, Asset Retirement Obligations.
Cameco assesses the carrying values of property, plant and equipment, and goodwill annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.
Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.
Cameco operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating the income taxes, consideration is
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given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax laws and management’s expectations of future results. Cameco estimates future income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as future tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.
  Caution Regarding Forward-Looking Information
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing, include: volatility and sensitivity to market prices for uranium, gold, conversion services and electricity in Ontario; the impact of the change in sales volume of uranium, conversion and fuel manufacturing services, electricity generated by BPLP, and gold produced by Centerra Gold Inc.; the financial results and operations of BPLP and Centerra Gold Inc.; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in production, reserve, decommissioning, reclamation and tax estimates; adverse mining conditions; unexpected geological or hydrological conditions; operating performance (including any disruption thereto) and life of the company’s and customers’ facilities; reduction in electricity generated due to unplanned outages or planned outages that extend beyond the scheduled period at BPLP’s facilities; environmental and safety risks including increased regulatory burdens and long-term hazardous waste disposal; risks associated with the transport of uranium and chemicals and fuel used in the production process; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including nuclear energy, environmental, tax and trade laws and policies; demand for nuclear power; failure to replace production; failure to obtain and maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failures and cave ins; ability to maintain and improve positive labour relations; strikes or lockouts; success of planned development projects; and other development and operating risks.
Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.
  Additional Information
Additional information related to the company including Cameco’s annual information form is available at sedar.com and cameco.com.
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